



IAMGOLD

NEWS RELEASE
TSX: IMG NYSE: IAG

IAMGOLD REPORTS FOURTH QUARTER AND YEAR-END 2025 RESULTS

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, February 17, 2026 – IAMGOLD Corporation (NYSE:IAG, TSX:IMG) ("IAMGOLD" or the "Company") today reported its financial and operating results for the fourth quarter and year ended December 31, 2025. Preliminary operating results for the fourth quarter and year ended 2025, alongside operating guidance estimates for 2026, were previously disclosed on January 19, 2026.

"I would like to congratulate the teams across IAMGOLD for another year of strong and safe operating performance," said Renaud Adams, President and Chief Executive Officer of IAMGOLD. "The timing has been highly favourable for the Company, as we deliver record margins and cashflow while our mines move into robust production phases, further supported by strong gold market conditions. In 2025, IAMGOLD reported adjusted EBITDA of $1.5 billion, with a monumental fourth quarter in which adjusted EBITDA was $710.1 million. The combination of strong operating results and cash flows has allowed the Company to enact on its strategy to de-lever the balance sheet and deliver value to shareholders through the share buyback program which has purchased approximately $100 million in IAMGOLD shares since being deployed in December."

"Looking ahead, 2026 will be very exciting for IAMGOLD, as we continue to grow the value of our assets while demonstrating a commitment to operational excellence and discipline. Our share buyback program will continue this year, with a direct link to the cashflows generated by Essakane as a base of the program. At Côté, operations will prioritize unit cost improvement through optimized mining, milling and maintenance practices to position the project for the upcoming expansion. The details of the expansion and mine plan will be released in the fourth quarter and will outline an increase to the plant throughput targeting the Côté and Gosselin deposits together as a single pit based on a subset of the growing global resource base. Finally, we are excited to further advance our organic growth pipeline with a comprehensive drill program at our newly consolidated Nelligan Complex, which is already establishing itself as among the largest pre-production projects in Canada."

HIGHLIGHTS:

Operating and Financial

- **Attributable gold production** for the fourth quarter was 242,400 ounces and 765,900 ounces for the year, achieving the mid-point of the Company's 2025 production guidance of 735,000 to 820,000 ounces, following record quarterly production at all of its operations, including at Côté Gold which achieved the top end of its guidance target.
  - Côté produced a record 87,200 attributable ounces (124,600 ounces | 100%) in the fourth quarter, and 279,900 attributable ounces (399,800 ounces | 100%) for the full year, achieving the top end of the attributable 2025 production guidance range of 250,000 to 280,000 ounces (360,000 to 400,000 ounces | 100%).
  - Westwood produced a record 37,900 ounces in the fourth quarter and 113,900 ounces for the full year, below the bottom end of the 2025 guidance range of 125,000 to 140,000 ounces.
  - Essakane produced 117,300 attributable ounces (a record 138,100 ounces | 100%) in the fourth quarter and 372,100 attributable ounces (427,200 ounces | 100%) for the full year, exceeding the mid-point of the production guidance range on a 100% basis.
- **Revenues** in the fourth quarter totaled $1,088.1 million from sales of 259,000 ounces at an average realized gold price of $4,191 per ounce[1]. For the year, revenues were $2,852.8 million from sales of 817,800 ounces at an average realized gold price of $3,482 per ounce[1]. The average realized gold price for the year ended 2025, excluding the impact of the 2024 gold prepay arrangement, was $3,549 per ounce.

- **Cost of sales** per ounce sold was $1,374 for the fourth quarter and $1,489 for the year.

- **Cash cost**[1] per ounce sold, excluding royalties, was $1,031 for the fourth quarter and $1,230 for the year.

- **Cash cost**[1] per ounce sold, including royalties, was $1,367 for the fourth quarter and $1,484 for the year, compared to the guidance range of $1,375 to $1,475.

- **AISC**[1] per ounce sold was $1,750 for the fourth quarter and $1,900 for the year, within the guidance range of $1,830 to $1,930.

- **Net earnings and adjusted net earnings** attributable to equity holders[1] was $406.6 million and $405.8 million for the fourth quarter, and $664.4 million and $709.2 million for the year, respectively.

- **Net earnings and adjusted net earnings per share** attributable to equity holders[1] of $0.70 and $0.70 for the fourth quarter, respectively; for the year, net earnings and adjusted net earnings per share attributable to equity holders[1] of $1.16 and $1.23 respectively.

- **Net cash from operating activities** was $701.7 million for the fourth quarter, and $1,142.6 million for the year. Net cash from operating activities, before movements in working capital and non-current ore stockpiles[1], was $691.6 million for the fourth quarter and $1,204.4 million for the year.

- **Earnings before interest, income taxes, depreciation and amortization** ("EBITDA")[1] was $685.5 million for the fourth quarter and $1,502.9 million for the year, and Adjusted EBITDA[1] was $710.1 million for the fourth quarter and $1,550.5 million for the year.

- **Record mine-site free cash flow**[1] of $626.6 million for the fourth quarter and $1,199.0 million for the year, including attributable mine-site free cash flow from Côté of $197.0 million for the fourth quarter.

- The Company has **available liquidity**[1] of $868.6 million, mainly comprised of cash and cash equivalents of $421.9 million and the available balance of the revolving credit facility ("Credit Facility") of $445.7 as at December 31, 2025. Net debt was $344.4 million at December 31, 2025, a reduction of $514.9 million during the year.

- In **health and safety**, for the year ended December 31, 2025, the Company reported a total recordable injuries frequency rate ("TRIFR") of 0.60 for the year, tracking below the prior year performance. IAMGOLD is continuing to advance its critical risk management and visible leadership to improve safety and reduce high-potential incidents.

2026 Outlook

- **Total attributable production for IAMGOLD in 2026 is expected to be in the range of 720,000 to 820,000 ounces**, as operations at Côté Gold focus on sustainable operations at nameplate operating rates ahead of the technical report outlining the expansion plans which is expected to be announced in the fourth quarter 2026.

- **Cash costs**[1]**, excluding royalties, are expected to average $1,100 to $1,250 per ounce sold**. With the current strong gold price environment, royalties account for an average of approximately $325 per ounce sold – based on a gold price assumption for 2026 of $4,000 per ounce. **Cash costs**[1]**, including royalties, are expected to average $1,425 to $1,575 per ounce sold.**

Mineral Reserves and Resources Update

- On February 17, 2026, IAMGOLD announced its updated Mineral Reserves and Resources statement as of December 31, 2025.

- Proven and Probable ("P&P") Mineral Reserves (100% basis) total 9.9 million ounces of gold in 279.6 million tonnes ("Mt") at 1.10 g/t Au (7.5 million ounces attributable). P&P Mineral Reserves decreased 7%, or 796,000 ounces, from the prior year, primarily due to depletion at Côté Gold and Essakane partially offset by an increase in Mineral Reserves at Westwood.

- Measured and Indicated ("M&I") Mineral Resources (100% basis) increased 16% to 31.0 million ounces of gold in 1.0 billion tonnes ("Bt") at 0.94 g/t Au (24.6 million ounces attributable). The increase was primarily associated with the conversion of Inferred Mineral Resources in the Gosselin deposit at Côté Gold and Nelligan deposit, coupled with the inclusion of the Philibert and Chevrier deposits as part of the Northern Superior transaction towards the end of the year.

Corporate

- **Allocated $400 million of free cash flows generated in the fourth quarter** to repay the remaining balance of $300 million of the second lien term loan, repay $50 million of the Credit Facility and purchased 3 million shares for $50 million as part of the share buyback program. Subsequent to quarter end, the Company has purchased an additional 2.6 million shares for $50 million. Essakane's attributable free cash flow for 2026 is expected to be approximately $400 to $500 million at a $4,000 per ounce gold price. The Company intends to use this free cash flow to repurchase shares under its share buyback program as the cash is generated and repatriated from Essakane over the course of 2026.

- **$291 million of cash was repatriated from Essakane in the fourth quarter and an additional $171 million subsequent to quarter end**, using the new structure that enables payments to be made at any time of the year based on the cash generated in excess of working capital requirements by Essakane.

- **Consolidation of Nelligan Mining Complex** with the closing of the previously announced acquisitions of all of the issued and outstanding shares of each of Northern Superior Resources Inc. ("Northern Superior") and Mines d'Or Orbec Inc. ("Orbec") by way of a plan of arrangement on December 19, 2025, and December 22, 2025, respectively. The transactions consolidated the Chibougamau region with a dominant land position of approximately 134,000 hectares. The Northern Superior acquisition with the Philibert, Chevrier and Croteau projects together with Orbec acquisition with the Muus project are combined with IAMGOLD's Nelligan and Monster Lake Projects (together, the "Nelligan Mining Complex"). The newly combined assets, together, rank as one of the largest pre-production gold camps in Canada with Measured and Indicated Mineral Resources of 4.3 million ounces ("Moz Au") and Inferred Mineral Resources of 7.5 Moz Au. The close proximity of the primary deposits to each other supports the conceptual vision of a central processing facility being fed from multiple ore sources within a 17-kilometre radius.

QUARTERLY REVIEW

For more details and the Company's overall outlook for 2026, see "Outlook", and for individual mines performance, see "Operations". The following table summarizes certain operating and financial results for the three months ended December 31, 2025 (Q4 2025), December 31, 2024 (Q4 2024) and the years ended December 31 for 2025, 2024 and 2023.

	Q4 2025	Q4 2024	2025	2024	2023
Key Operating Statistics ($ millions)					
Gold production – attributable (000s oz)	242.4	176.7	765.9	666.5	465.0
- Côté Gold[1]	87.2	62.4	279.9	124.0	—
- Westwood	37.9	34.6	113.9	133.7	93.4
- Essakane[2]	117.3	79.7	372.1	408.8	371.6
Gold sales – attributable (000s oz)	238.9	176.5	763.7	653.7	462.1
- Côté Gold[1]	87.7	55.8	283.6	111.1	—
- Westwood	37.1	36.7	113.6	133.9	90.2
- Essakane[2]	114.1	84.0	366.5	408.7	371.9
Cost of sales[3] ($/oz sold)	$ 1,374	$ 1,298	$ 1,489	$ 1,156	$ 1,291
- Côté Gold[1]	$ 1,271	$ 1,083	$ 1,272	$ 1,035	$ —
- Westwood	$ 1,307	$ 1,155	$ 1,547	$ 1,177	$ 1,600
- Essakane[2]	$ 1,475	$ 1,504	$ 1,640	$ 1,182	$ 1,216
Cash costs[4] – excluding royalties ($/oz sold)	$ 1,031	$ 1,138	$ 1,230	$ 1,007	$ 1,158
- Côté Gold[1]	$ 949	$ 902	$ 1,020	$ 875	$ —
- Westwood	$ 1,288	$ 1,148	$ 1,530	$ 1,164	$ 1,588
- Essakane[2]	$ 1,011	$ 1,291	$ 1,300	$ 991	$ 1,053
Cash costs[4] ($/oz sold)	$ 1,367	$ 1,294	$ 1,484	$ 1,152	$ 1,261
- Côté Gold[1]	$ 1,265	$ 1,080	$ 1,268	$ 1,032	$ —
- Westwood	$ 1,288	$ 1,148	$ 1,530	$ 1,167	$ 1,591
- Essakane[2]	$ 1,471	$ 1,501	$ 1,636	$ 1,179	$ 1,181
AISC[4] ($/oz sold)	$ 1,750	$ 1,949	$ 1,900	$ 1,716	$ 1,783
- Côté Gold[1]	$ 1,688	$ 1,685	$ 1,636	$ 1,658	$ —
- Westwood	$ 1,719	$ 1,688	$ 2,117	$ 1,702	$ 2,344
- Essakane[2]	$ 1,674	$ 2,118	$ 1,888	$ 1,625	$ 1,521
Average realized gold price[4,5] ($/oz)	$ 4,191	$ 2,525	$ 3,482	$ 2,330	$ 1,955

1. Attributable portion for Côté Gold is based on IAMGOLD's ownership of 70%. Prior to November 30, 2024, IAMGOLD's attributable portion was 60.3%. See "Operations – Côté Gold, Canada" for more details.
2. IAMGOLD's Essakane ownership interest decreased from 90% to 85% effective June 20, 2025. See "Operations – Essakane, Burkina Faso" for more details. The attributable portion for Essakane is presented as 90% for the first half of 2025 and 85% for the second half of 2025 throughout this MD&A.
3. Throughout this MD&A, cost of sales, excluding depreciation, and cost of sales, excluding depreciation and royalties are disclosed in the segment note in the consolidated financial statements.
4. Refer to the "Non-GAAP Financial Measures" disclosure at the end of this MD&A for a description and calculation of these measures.
5. All prepay delivery obligations were completed by the end of the second quarter 2025. The average realized gold price for the year ended 2025, excluding the impact of the 2024 prepay arrangement.

	Q4 2025	Q4 2024	2025	2024	2023
Financial Results ($ millions)					
Revenues	$ 1,088.1	$ 469.9	$ 2,852.8	$ 1,633.0	$ 987.1
Gross profit	$ 593.6	$ 130.9	$ 1,206.2	$ 549.9	$ 124.1
EBITDA[1]	$ 685.5	$ 259.5	$ 1,502.9	$ 1,323.0	$ 381.0
- Continuing operations	$ 685.5	$ 259.5	$ 1,502.9	$ 1,323.0	$ 366.6
- Discontinued operations	$ —	$ —	$ —	$ —	$ 14.4
Adjusted EBITDA[1]	$ 710.1	$ 215.4	$ 1,550.5	$ 780.6	$ 338.5
- Continuing operations	$ 710.1	$ 215.4	$ 1,550.5	$ 780.6	$ 315.1
- Discontinued operations	$ —	$ —	$ —	$ —	$ 23.4
Net earnings (loss) attributable to equity holders	$ 406.6	$ 86.2	$ 664.4	$ 819.6	$ 94.3
- Continuing operations	$ 406.6	$ 86.2	$ 664.4	$ 819.6	$ 88.7
- Discontinued operations	$ —	$ —	$ —	$ —	$ 5.6
Adjusted net earnings (loss) attributable to equity holders[1]	$ 405.8	$ 57.2	$ 709.2	$ 296.0	$ 59.3
- Continuing operations	$ 405.8	$ 57.2	$ 709.2	$ 296.0	$ 44.7
- Discontinued operations	$ —	$ —	$ —	$ —	$ 14.6
Net earnings (loss) per share attributable to equity holders	$ 0.70	$ 0.15	$ 1.16	$ 1.52	$ 0.18
Adjusted net earnings (loss) per share attributable to equity holders[1]	$ 0.70	$ 0.10	$ 1.23	$ 0.55	$ 0.09
Net cash from operating activities before changes in working capital[1] – continuing operations	$ 691.6	$ 127.2	$ 1,204.4	$ 600.4	$ 158.9
Net cash from operating activities	$ 701.7	$ 102.6	$ 1,142.6	$ 486.0	$ 159.4
- Continuing operations	$ 701.7	$ 102.6	$ 1,142.6	$ 486.0	$ 144.0
- Discontinued operations	$ —	$ —	$ —	$ —	$ 15.4
Mine-site free cash flow[1]	$ 626.6	$ 78.2	$ 1,199.0	$ 385.1	$ 54.1
- Continuing operations	$ 626.6	$ 78.2	$ 1,199.0	$ 385.1	$ 48.2
- Discontinued operations	$ —	$ —	$ —	$ —	$ 5.9
Capital expenditures[1,2] – sustaining	$ 74.7	$ 93.6	$ 274.7	$ 290.8	$ 200.3
Capital expenditures[1,2] – expansion	$ 8.0	$ 7.4	$ 32.6	$ 196.1	$ 656.8

	December 31 2025	December 31 2024	December 31 2023
Financial Position ($ millions)			
Cash and cash equivalents	$ 421.9	$ 347.5	$ 367.1
Long-term debt	$ 649.8	$ 1,028.9	$ 830.8
Net cash (debt)[1]	$ (344.4)	$ (859.3)	$ (649.5)
Available Credit Facility	$ 445.7	$ 418.5	$ 387.0

1. Refer to the "Non-GAAP Financial Measures" disclosure at the end of this news release for a description and calculation of these measures.
2. Sustaining and expansion capital expenditures represent incurred expenditures for property, plant and equipment and exploration and evaluation assets, and exclude right-of-use assets and working capital impacts.

OUTLOOK

Production (000 oz)

	Actual 2025	Full Year Guidance 2026
Côté Gold – (70%)	279.9	270 – 310
Westwood – (100%)	113.9	110 – 130
Essakane – (90% H1 2025 | 85% - H2 2025 and thereafter)	372.1	340 – 380
Total attributable production (000s oz)	765.9	720 – 820

Total attributable production for IAMGOLD in 2026 is expected to be in the range of 720,000 to 820,000 ounces, as operations at Côté Gold focus on sustainable operations at nameplate operating rates ahead of the technical report outlining the expansion plans which is expected to be announced in the fourth quarter 2026. For further details, refer to the "Operations" section of each mine below.

The attributable guidance for Essakane is estimated according to IAMGOLD's 85% ownership interest. See "Operations – Essakane, Burkina Faso" for more details.

Costs

	Actual 2025	Full Year Guidance 2026
Côté Gold		
Cash costs – excluding royalties ($/oz sold)	$1,020	$900 – $1,050
Cash costs – including royalties ($/oz sold)	$1,268	$1,200 – $1,350
AISC ($/oz sold)	$1,636	$1,775 – $1,925
Westwood		
Cash costs ($/oz sold)	$1,530	$1,500 – $1,650
AISC ($/oz sold)	$2,117	$1,950 – $2,100
Essakane		
Cash costs – excluding royalties ($/oz sold)	$1,300	$1,150 – $1,300
Cash costs – including royalties ($/oz sold)	$1,636	$1,600 – $1,750
AISC ($/oz sold)	$1,888	$2,000 – $2,150
Consolidated		
Cost of sales[1] ($/oz sold)	$1,489	$1,425 – $1,575
Cash costs[1,2] – excluding royalties ($/oz sold)	$1,230	$1,100 – $1,250
Cash costs[1,2] – including royalties ($/oz sold)	$1,484	$1,425 – $1,575
AISC[1,2] ($/oz sold)	$1,900	$2,000 – $2,150

1. Consists of Côté Gold and Westwood on an attributable basis of 70% and 100%, respectively, and an attributable basis of 90% at Essakane for the first half of 2025 and 85% thereafter.
2. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

Cash costs on a consolidated basis, excluding royalties, are expected to be in the range of $1,100 to $1,250 per ounce sold. With the current strong gold price environment, royalties account for an average of approximately $325 per ounce sold – based on a gold price assumption for 2026 of $4,000 per ounce. Cash costs, including royalties, are expected to average $1,425 to $1,575 per ounce sold. AISC for IAMGOLD are expected to be in the range of $2,000 and $2,150 per ounce sold.

The full year guidance for 2026 is based on the following assumptions (before the impact of hedging): an average realized gold price of $4,000 per ounce, USD/CAD exchange rate of 1.35, EUR/USD exchange rate of 1.18, average Brent oil price of $65 per barrel and West Texas Intermediate (WTI) price of $65 per barrel. For expected impacts from fluctuation in these assumptions, refer to the Sensitivity Impact table included in the "Financial Condition" section.

<u>Royalty Sensitivities</u>

	$ per ounce sold		
Gold Price	Consolidated	Côté Gold	Essakane
$3,500	$270	$245	$350
$4,000 (guidance price)	$325	$300	$450
$4,500	$390	$340	$540
$5,000	$440	$385	$600

Capital Expenditures

	Actual 2025[1]			Full Year Guidance 2026[2]		
($ millions)	Sustaining	Expansion	Total	Sustaining	Expansion	Total
Côté Gold (IMG share)	$ 103.8	$ 23.7	$ 127.5	$ 160	$ 85	$ 245
Westwood	63.9	1.5	65.4	55	30	85
Essakane	106.9	7.4	114.3	165	5	170
	$ 274.6	$ 32.6	$ 307.2	$ 380	$ 120	$ 500
Corporate	0.1	—	0.1	—	—	—
Total[3]	$ 274.7	$ 32.6	$ 307.3	$ 380	$ 120	$ 500

1. 100% basis, for Westwood and Essakane, 70% for Côté Gold, all on an incurred basis.
2. Capital expenditures guidance (±5%).
3. Includes $7 million of capitalized exploration and evaluation expenditures also included in the Exploration Outlook guidance table.

Sustaining capital expenditures are expected to be approximately $380 million ±5%. Sustaining capital at Côté Gold, on an attributable basis, is expected to total $160 million ±5%, an increase from the prior year due to additional non-recurring plant and infrastructure design changes and improvements identified during the ramp-up to optimize operations and operating costs.

Expansion capital expenditures are expected to total $120 million ±5% in 2026. The Company intends to accelerate spending to de-risk the contemplated Côté expansion; early works include basic mill infrastructure and a significant pushback to expand the operating area of the pit. Additional expansion capital is associated with development works at Westwood to support the study of options to expand the mine in the eastern parts of Westwood underground that could be amenable to bulk mining.

Exploration Outlook

	Actual 2025			Full Year Guidance 2026		
($ millions)	Capitalized	Expensed	Total	Capitalized	Expensed	Total
Exploration projects – greenfield	$ 0.2	$ 22.0	$ 22.2	$ 11	$ 34	$ 45
Exploration projects – brownfield	10.8	2.1	12.9	7	2	9
	$ 11.0	$ 24.1	$ 35.1	$ 18	$ 36	$ 54

Exploration expenditures for 2026 are expected to be approximately $54 million, the majority of which will be expensed. The largest exploration spend in 2026 is expected to be the Nelligan complex of approximately $24 million including the construction of certain infrastructure to support an expanding program, Côté Gold of approximately $5 million attributed to IAMGOLD, and Essakane at approximately $6 million.

Income Taxes Paid and Depreciation Outlook

($ millions)	Actual 2025	Full Year Guidance 2026
Depreciation expense	$420.9	$480 (±5%)
Income taxes paid	$171.5	$205 – $215

The Company expects to pay cash taxes in the range of $205 to $215 million during 2026. Cash tax payments do not occur evenly by quarter, as amounts paid in a quarter can include payments of the final balance of the prior year taxes and payments of instalments for the current year, both required to be made at times as prescribed by different countries. There are no significant cash taxes expected in respect of the new global minimum top-up taxes ("GloBE").

Depreciation expense for 2026 is expected to be $480 million (±5%) corresponding with production levels and depletion of certain pit phases for which waste stripping costs have been capitalized

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

The Company is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, in every aspect of its business. The Company tracks its ESG performance to understand progress and achievements across a range of material topics and indicators and draws upon various ESG frameworks and standards and internationally recognized methodologies such as the Global Reporting Initiative and Sustainability Accounting Standards Board to guide its Sustainability Report:

- On May 6, 2025, the Company released its annual Sustainability Report, outlining the Company's 2024 sustainability performance.

- On December 16, 2025, the Company released its 2024 Scope 3 Emissions Report. As a member of the Mining Association of Canada ("MAC"), the Company participates in the Towards Sustainable Mining ("TSM") initiative at its Westwood operation, as well as internationally at Essakane (Burkina Faso), which exceeds MAC's requirements of reporting only on Canadian operations. The Company conducted internal assessments of the 2024 TSM results for the Westwood and Essakane mines that were also externally verified and achieved an 'A' level or higher for all indicators within all protocols. The 2025 self-assessment reported improvement on some indicators.

In 2025, the Company set and achieved most of its ESG targets related to health and safety; equity, diversity, and inclusion; and environment, including:

- Integration of Critical Risk Management into operational processes including the development of a control verification tool,

- Embed cost of carbon into decision-making processes,

- Advance the catchment-based Water Framework at sites through the development of roadmaps, and

- Zero significant environmental and community incidents.

Health and Safety

IAMGOLD's TRIFR was 0.60 as of December 31, 2025, compared to 0.63 as of December 31, 2024. IAMGOLD is continuing to advance its critical risk management and visible leadership to improve safety and reduce high-potential incidents. This includes the integration of contractors in the critical risk management program. The Company continues to track a range of leading indicators around critical risk management, contractor management, and incident investigation quality.

Environmental

In 2025, the Company's key environmental focus areas were water and biodiversity. Building on the water stewardship framework developed in 2024, activities during the year focused on advancing initiatives identified in site-level water roadmaps, developing water performance scorecards, and re-assessing each operation's maturity against the Company's water stewardship framework. Following the establishment of the corporate biodiversity roadmap in 2024, the Company initiated work in 2025 on the development of site-specific regional biodiversity strategies. The Company also initiated work on determining a value of carbon approach for incorporating carbon considerations into decision-making.

The Company's three operating sites all have closure plans filed with the authorities supported by associated financial assurance to secure future restoration funds. In 2025, work to update each closure plan was undertaken to reflect current disturbance conditions and restoration concepts.

Essakane has been certified ISO 14001 for many years and conducted a management review of its environmental management system. The site continued to run an environmental 'stop incident' campaign to educate and empower employees to recognize and respond to environmental risks.

Westwood completed the pilot water recycling projects to reduce water withdrawal from the Bousquet River, and full-scale implementation is planned for 2026.

There were zero significant environmental or community incidents reported during 2025.

Social Performance

Throughout 2025, each operation continued to engage with their communities of interest and support community investment initiatives.

At Essakane, key engagements and activities included discussions on economic, social, security, and resettlement topics. In the fourth quarter 2024, IAMGOLD partnered with Project CURE to deliver two 40-foot containers of medical supplies to seven health centers in the Dori and Gorom-Gorom districts. After a needs assessment, IAMGOLD committed to funding two additional containers and four containers will be distributed in 2026 – three funded by IAMGOLD and one by Resource Capital Funds Foundation.

At Côté Gold, the Company hosted site tours with both elected local municipal and provincial officials, as well as Indigenous partner communities to share information about the mine and IAMGOLD's approach to responsible mining. The Company maintained ongoing communication with our neighbouring First Nation communities, local land users, communities' groups and government agencies through meetings, email, social media and school presentations.

At Westwood, the team continued to meet with Abitibiwinni First Nation related to the negotiation of an Impact Benefit Agreement.

Indigenous Relations

As a Canadian business committed to responding to the Truth and Reconciliation Commission of Canada's Calls to Action[1], IAMGOLD launched a company-wide initiative in the first quarter 2025, that will help the Company articulate how it works with Indigenous peoples beyond reconciliation, towards a future that builds upon the Company's experiences and reflects its values. This work will lead to the creation of a coherent vision for reconciliation and a roadmap to help guide the Company's actions as an organization. During the fourth quarter 2025, IAMGOLD continued its work, supported by an Indigenous-owned business, to define a five-year plan for action in support of reconciliation.

Equity, Diversity and Inclusion

IAMGOLD includes annual objectives to support its efforts in integrating Equity, Diversity and Inclusion ("EDI") into the strategy and corporate scorecard, for the annual objectives, and tracks EDI metrics in site and corporate reports for visibility and measurement. IAMGOLD's executive leadership team has a 40% women representation.

OPERATIONS

Côté Gold Mine (IAMGOLD interest – 70% for 2025, 60.3% from January 2024 to November 2024 and 70% for December 2024) | Ontario, Canada

	Q4 2025	Q4 2024	2025	2024
Key Operating Statistics (100% basis, unless otherwise stated)				
Ore mined (000s t)	4,514	3,637	14,640	10,849
Grade mined (g/t)	1.04	1.07	0.94	0.97
Operating waste mined (000s t)	6,555	4,765	24,830	16,666
Capital waste mined (000s t)	12	2,445	5,638	11,821
Total material mined (000s t)	11,081	10,847	45,108	39,336
Strip ratio[1]	1.5	2.0	2.1	2.6
Ore milled (000s t)	2,874	2,433	10,889	4,948
Head grade (g/t)	1.44	1.34	1.22	1.37
Recovery (%)	94	91	93	92
Gold production (000s oz) – 100%	124.6	96.1	399.8	199.1
Gold production (000s oz) – attributable	87.2	62.4	279.9	124.0
Gold sales (000s oz) – 100%	127.8	87.4	407.7	179.4
Gold sales (000s oz) – attributable	87.7	55.8	283.6	111.1
Average realized gold price[2,3] ($/oz)	$ 4,212	$ 2,644	$ 3,572	$ 2,555
Financial Results ($ millions – attributable interest)				
Revenues[4]	$ 370.4	$ 147.9	$ 1,014.4	$ 284.3
Cost of sales[4]	111.7	60.6	360.8	115.0
Production costs	80.5	52.8	286.7	107.2
(Increase)/decrease in finished goods	3.4	(2.1)	3.6	(9.6)
Royalties[5]	27.8	9.9	70.5	17.4
Cash costs[2]	111.1	60.4	359.6	114.7
Sustaining capital expenditures[2]	30.7	25.6	103.8	42.7
Expansion capital expenditures[2]	5.7	5.4	23.7	191.0
Total sustaining and expansion capital expenditures[2]	36.4	31.0	127.5	233.7
Earnings from operations	203.0	44.2	464.6	105.6
Mine-site free cash flow[2]	197.0	16.9	484.1	40.2
Unit costs per tonne[2]				
Mine costs per operating tonne mined[2]	$ 4.72	$ 4.19	$ 4.20	$ 3.90
Mill costs per tonne milled[2]	$ 20.91	$ 17.59	$ 20.00	$ 17.32
G&A costs per tonne milled[2]	$ 7.62	$ 7.35	$ 6.97	$ 8.49
Operating costs per ounce[6]				
Cost of sales excluding depreciation ($/oz sold)	$ 1,271	$ 1,083	$ 1,272	$ 1,035
Cash costs[2] – excluding royalties ($/oz sold)	$ 949	$ 902	$ 1,020	$ 875
Cash costs[2] ($/oz sold)	$ 1,265	$ 1,080	$ 1,268	$ 1,032
AISC[2] ($/oz sold)	$ 1,688	$ 1,685	$ 1,636	$ 1,658

1. Strip ratio is calculated as waste mined divided by ore mined.
2. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
3. Average gold price realized on the attributable portion of sales excludes the impact of gold delivered into prepayment arrangements.
4. As per note 35 of the consolidated financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.
5. Includes the 7.5% gross margin royalty and various net smelter return royalties.
6. Cost of sales, cash costs excluding royalties cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Operations

In its first full year of operations, Côté's attributable production was 279,900 ounces (399,800 ounces | 100%), achieving the top-end of the annual guidance range. The mine completed the ramp-up and achieved nameplate plant throughput of 36,000 tonnes per day ("tpd") over a period of thirty consecutive days ahead of schedule in June.

Attributable gold production in the fourth quarter 2025 was a record 87,200 ounces (124,600 ounces | 100%), a 40% increase from the prior year period.

Mining activity totaled 11.1 million tonnes in the fourth quarter 2025. Ore tonnes mined increased to a record 4.5 million tonnes, or 24% over the prior year period, with an associated strip ratio of 1.5:1 waste to ore. The average grade mined was 1.04 g/t in the fourth quarter 2025, in line with expectations, and the highest quarterly grade mined to date for the operation.

Mill throughput in the fourth quarter 2025 totaled 2.9 million tonnes, an increase of 18% over the prior year period. The installation of the additional secondary crusher was completed in November and commissioned in December with both cone crushers tested and operating in parallel. The Company used a temporary contractor aggregate crusher to supplement crushing capacity during 2025 due to high wear caused by the abrasive ore impacting the availability of the secondary crushing circuit. The Company plans to phase out the temporary aggregate crushing circuit over the first half of 2026. The additional secondary cone crusher is expected to increase overall crushing capacity, optimize the particle size entering the high pressure grinding rolls (HPGR) allowing for improved maintenance cycles on the dry side, as well as the particle size entering the ball mill which has the potential to increase capacity in the wet side of the plant.

Head grade for the fourth quarter was a record 1.44 g/t as a result of the combination of higher grade direct feed ore, a low strip ratio over the quarter and stockpiling of lower grade ore. Recoveries in the plant averaged a record 94% in the quarter. The reconciliation between the reserve models, grade control models, mill feed and production continues to be in line with expected tolerances.

Financial Performance (attributable basis)

Revenue and cost of sales for the year are recognized at 70% in accordance with IAMGOLD's ownership interest.

Production costs were $80.5 million and $286.7 million during the three and twelve months ended December 31, 2025, respectively. As outlined below, mining and milling per tonne unit costs continue to be elevated in part due to the ongoing reliance on the contractor aggregate crushing described above.

- Mining costs averaged $4.72 and $4.20 per tonne mined during the three and twelve months ended December 31, 2025, respectively. Mining costs in the fourth quarter continued to be impacted by the contractor aggregate crushing that increased rehandling and utilization of haul trucks. The impact is expected to reduce in 2026 as the contractor aggregate is phased out over the first half of 2026. Additional improvements to mining cost per tonne are expected through various measures including the continued transition to bulk mining, the improvement of the expected average life on haul truck tires and improving drilling practices to reduce the amount of redrilling required.

- Milling costs were $20.91 and $20.00 per tonne milled during the three and twelve months ended December 31, 2025, respectively. Unit costs remained higher in the fourth quarter as the temporary aggregate crusher was used extensively during the integration and commissioning of the additional secondary crusher. Milling costs were also higher due to the expensing of certain capital spares in 2025 as the life of the spares is expected to be less than a year until the benefits from the installation of the second secondary crusher are realized. Unit costs are expected to decline over the course of 2026 as the contractor aggregate crushing is phased out over the first half of the year.

- G&A costs were $7.62 and $6.97 per tonne milled during the three and twelve months ended December 31, 2025, respectively.

Cost of sales, excluding depreciation, during the three and twelve months ended December 31, 2025, totaled $111.7 million and $360.8 million, respectively. Cost of sales per ounce sold, excluding depreciation, for the three and twelve months ended December 31, 2025, was $1,271 and $1,272, respectively.

Cash costs, excluding royalties, during the three and twelve months ended December 31, 2025, totaled $83.3 million and $289.1 million, respectively, and cash cost per ounce sold, excluding royalties, was $949 and $1,020, respectively.

Royalties during the three and twelve months ended December 31, 2025, were $27.8 million or $316 per ounce (25% of cash cost) and $70.5 million or $248 per ounce (20% of cash cost), respectively.

Cash costs during the three and twelve months ended December 31, 2025, totaled $111.1 million and $359.6 million, respectively, and cash cost per ounce sold was $1,265 and $1,268, respectively.

AISC during the three and twelve months ended December 31, 2025, was $1,688 and $1,636 per ounce sold, respectively.

Capital expenditures, on a 100% and incurred basis, totaled $51.7 million in the fourth quarter 2025. Sustaining capital expenditures totaled $43.7 million ($30.7 million | 70%), including $29.2 million of capital projects related to operational improvements and ramp-up, $10.2 million of mobile equipment and critical spares, $2.3 million of other capital projects and $2.0 million of tailings infrastructure and related earthworks. Expansion capital of $8.0 million ($5.7 million | 70%) was primarily associated with the installation and commissioning of the additional secondary cone crusher completed during the fourth quarter of this year.

Capital expenditures for the year, on a 100% and incurred basis, totaled $181.6 million. Sustaining capital expenditures totaled $148.0 million, ($103.8 million | 70%), including $46.0 million of capital projects related to operational improvements and ramp-up, $37.4 million of tailings expansion and related earthworks, $36.9 million of mobile equipment and critical spares, $21.1 million of capitalized stripping, and $6.6 million of other capital projects. Expansion capital of $33.6 million ($23.7 million | 70%) was primarily associated with the installation and commissioning of the additional secondary cone crusher during the fourth quarter of this year.

Mine-site free cash flow was a record $197.0 million on an attributable basis for the three months ended December 31, 2025, on the strength of record revenues of $370.4 million with record gold sales of 87,700 ounces at the record realized gold price of $4,212 per ounce, resulting in operating cash flows of $241.8 million offset by capital expenditures totaling $44.8 million. For the year, mine-site free cash flow was $484.1 million on an attributable basis, with revenues of $1,014.4 million from the sale of 283,600 ounces at a realized gold price of $3,572 per ounce, resulting in operating cash flows of $606.8 million offset by capital expenditures totaling $122.7 million.

2026 Outlook

Côté Gold attributable production in 2026 is expected to be in the range of 270,000 to 310,000 ounces (390,000 to 440,000 ounces | 100%). The focus in 2026, now that the plant is operating at nameplate throughput, is on stabilization and optimization, improving the cost structure and preparing for the contemplated expansion of Côte. Short to medium term capital investment is planned to improve the operating efficiency and cost structure while also systematically investing in the expansion to derisk the larger build.

Mining activities in 2026 are planning a total of approximately 52 million tonnes of material mined. This includes a large pushback to open up the pit to improve mine efficiency and prepare for the contemplated expansion. Mill throughput is expected to average 36,000 tpd (nameplate) over the course of the year after the successful installation of the additional secondary crusher in the fourth quarter 2025. Plant head grades are expected to average between 1.00 g/t and 1.10 g/t. Gold production is expected to be higher in the second half of the year based on expected lower grades in the first half of the year followed by higher grades in the second half – as determined by the scheduled mine sequence.

Cash costs, excluding royalties, at Côté Gold are expected to be in the range of $900 to $1,050 per ounce sold, and including royalties (assuming a $4,000 per ounce gold price) in the range of $1,200 to $1,350 per ounce sold. AISC is expected to be in the range of $1,775 to $1,925 per ounce sold.

Sustaining capital expenditures guidance for Côté Gold is approximately $160 million ±5% ($230 million | 100%) that includes $50 million ($70 million | 100%) of non-recurring capital to improve the operating efficiency and the long-term operating cost structure.

Expansion capital of $85 million ±5% ($120 million | 100%) mainly relates to the planned strategic pit pushback that will provide both operational flexibility in the near term and optionality for the expansion, as well as the acceleration of certain expansion related plant construction activities, including an additional Vertimill in early 2027.

Exploration

The Gosselin zone is located immediately to the northeast of the Côté zone. Following the completion of the expansion and delineation diamond drilling program in 2024, the 2025 drilling plan was to continue with diamond drilling activities aimed at increasing the confidence in the existing resource and converting a large part of the Inferred Resource to the Indicated Resource category. A total of 45,000 metres was planned initially but this program was increased to approximately 53,750 metres for the year. Approximately 3,600 metres were completed in the fourth quarter 2025. In addition, approximately 5,550 metres tested the area to the north-east of the Gosselin zone.

The results of the Gosselin exploration program will be included in an updated Mineral Reserves and Mineral Resources estimate in the second quarter 2026 and will inform the planned updated technical report which will consider a larger scale Côté Gold Mine with a conceptual mine plan targeting both the Côté and Gosselin zones over the life of mine. This updated technical report is expected to be completed by the end of 2026.

<u>Côté Zone Drilling</u>

An infill drilling program of 20,000 metres was planned on the Côté zone which was initiated in the second quarter of 2025. Approximately 1,350 metres were completed in the fourth quarter 2025, for approximately 20,650 metres for the year. This infill drilling program was planned to improve resource confidence within the northeastern extension of the Côté deposit and convert Inferred Resources into the Indicated Resources category.

<u>Mineral Resources and Reserves</u>

Mineral Reserves decreased 301,000 ounces from the prior year period as updated estimates partially offset depletion (based on 10.9 Mt at 1.22 g/t for contained ounces of 428,100 ounces at 100% interest). The Côté Gold Mineral Reserve block model will be updated this year resulting in an updated mine plan incorporating both Côté and Gosselin.

Côté Gold (Côté and Gosselin) Measured & Indicated Mineral Resources, inclusive of Mineral Reserves and on a 100% basis, increased 12%, or approximately 2.0 million ounces, to an estimated 18.2 million ounces (12.7 million ounces attributable) as of December 31, 2025. Inferred Mineral Resources decreased approximately 2.0 million ounces to 2.2 million ounces.

The 2025 drilling plan at Côté and Gosselin prioritized increasing the confidence in the existing resource and converting a large part of the Inferred Resource to the Indicated Resource category. The program was increased to approximately 53,750 metres for the year at Gosselin. The results of the Gosselin drilling program will inform the planned updated technical report which will consider a larger scale Côté Gold Mine with a mine plan targeting both the Côté and Gosselin zones over the life of mine. (See news release dated February 17, 2025 titled "IAMGOLD Reports Mineral Resources and Reserves for the Year Ended 2025").

Funding Agreement with SMM

On December 19, 2022, the Company announced it had entered into the JV Funding and Amending Agreement with SMM, whereby SMM contributed the Company's funding obligations to the Côté Gold UJV and as a result, the Company transferred 9.7% of its interest in Côté Gold to SMM with a right to repurchase these transferred interests to return to its full 70% interest in the Côté Gold Mine.

On November 30, 2024, the Company exercised its right to repurchase the 9.7% interest in Côté Gold returning IAMGOLD to its full 70% interest in Côté Gold.

Westwood Complex (IAMGOLD interest – 100%) | Quebec, Canada

		Q4 2025	Q4 2024	2025	2024	2023
Key Operating Statistics						
Underground lateral development (metres)		891	1,086	3,856	4,591	5,271
Ore mined (000s t) – underground		105	98	382	354	280
Ore mined (000s t) – open pit		174	283	996	662	742
Ore mined (000s t) – total		279	381	1,378	1,016	1,022
Grade mined (g/t) – underground		9.87	9.65	7.55	9.19	7.11
Grade mined (g/t) – open pit		1.02	1.33	1.09	1.75	1.71
Grade mined (g/t) – total		4.35	3.47	2.88	4.34	3.19
Ore milled (000s t)		299	267	1,154	1,107	1,034
Head grade (g/t) – underground		9.78	9.51	7.59	9.17	7.12
Head grade (g/t) – open pit		1.19	1.17	1.22	1.60	1.51
Head grade (g/t) – total		4.21	4.34	3.32	4.04	3.03
Recovery (%)		93	93	92	93	93
Gold production (000s oz)		37.9	34.6	113.9	133.7	93.4
Gold sales (000s oz)		37.1	36.7	113.6	133.9	90.2
Average realized gold price[1,2] ($/oz)	$	4,151	$ 2,652	$ 3,531	$ 2,403	$ 1,946
Financial Results ($ millions)						
Revenues[3]	$	155.0	$ 97.6	$ 403.0	$ 323.0	$ 176.6
Cost of sales[3]		48.5	42.3	175.7	157.5	144.6
Production costs		45.1	39.0	177.3	155.3	148.5
(Increase)/decrease in finished goods		3.4	3.3	(1.6)	1.9	(4.1)
Royalties		—	—	—	0.3	0.2
Cash costs[1]		47.8	42.2	173.8	156.3	143.7
Sustaining capital expenditures[1]		15.1	18.5	63.9	66.1	65.0
Expansion capital expenditures[1]		1.5	(0.1)	1.5	—	0.6
Total sustaining and expansion capital expenditures[1]		16.6	18.4	65.4	66.1	65.6
Earnings/(loss) from operations[4]		91.2	45.1	171.4	578.9	(9.7)
Mine-site free cash flow[1]		89.2	41.3	148.6	94.4	(42.8)
Unit costs per tonne[1]						
Underground mining cost per tonne mined	$	264.72	$ 233.72	$ 287.85	$ 250.86	$ 281.76
Open pit mining cost per operating tonne mined	$	6.82	$ 6.88	$ 7.29	$ 8.75	$ 8.86
Milling cost per tonne milled	$	25.53	$ 28.55	$ 27.32	$ 24.25	$ 23.56
G&A cost per tonne milled	$	22.69	$ 19.70	$ 20.31	$ 18.44	$ 21.30
Operating costs per ounce[5]						
Cost of sales excluding depreciation[6] ($/oz sold)	$	1,307	$ 1,155	$ 1,547	$ 1,177	$ 1,600
Cash costs[1] – excluding royalties ($/oz sold)	$	1,288	$ 1,148	$ 1,530	$ 1,164	$ 1,588
Cash costs[1] ($/oz sold)	$	1,288	$ 1,148	$ 1,530	$ 1,167	$ 1,591
AISC[1] ($/oz sold)	$	1,719	$ 1,688	$ 2,117	$ 1,702	$ 2,344

1. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
2. Average realized gold price excludes the impact of gold delivered into prepayment arrangements.
3. As per note 35 of the consolidated financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.
4. Included in 2024 net earnings from operations is a $455.5 million gain on the reversal of the previously recorded impairment of the Westwood CGU.
5. Cost of sales, cash costs excluding royalties, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.
6. Includes non-cash ore stockpile and finished goods inventories NRV write-down of $3.2 million in 2023, which had an impact on cost of sales, excluding depreciation, per ounce sold of $36 for 2023).

Operations

Production was 113,900 ounces for the full year, below the bottom end of the guidance range of 125,000 to 140,000 ounces, due to lower grade stopes being mined earlier in the year after changes in the mine sequence to accommodate challenging ground conditions, combined with higher than expected underground dilution and lower mining recovery in certain areas.

Production in the fourth quarter 2025 was 37,900 ounces, higher by 3,300 ounces or 10% compared with the same prior year period, a record level since the mine restarted in the second half of 2021. The fourth quarter included higher grade stopes which had been re-sequenced earlier in 2025 as described above.

Mining activity for the year totaled 1.4 million tonnes of ore, an increase over the prior year of 0.4 million tonnes or 36% due to increased tonnes from both the underground mine and open pit. Mining activity in the fourth quarter 2025 of 279,000 tonnes of ore was lower by 102,000 tonnes or 27% than the same prior year period, primarily due to decreased volumes at the Grand Duc open pit. Underground mining activities in the fourth quarter averaged 1,139 tpd, translating to 105,000 tonnes in the quarter, a record volume from underground since the mine restart, with an average underground mined grade of 9.87 g/t Au.

Mill throughput for the year was 1.2 million tonnes at an average head grade of 3.32 g/t, 4% higher and 18% lower, respectively, than the prior year. The lower head grades are due to a decrease in the grade from the underground mine as described above. Mill throughput in the fourth quarter 2025 was 299,000 tonnes, at an average grade of 4.21 g/t, 12% higher and 3% lower than the same prior year period, respectively.

The mill achieved recoveries of 93% in the fourth quarter 2025, in line with the same prior year period.

A renewed Collective Bargaining Agreement was ratified in the quarter extending through November 2030.

Financial Performance – Q4 2025 Compared to Q4 2024

Production costs of $45.1 million were higher by $6.1 million or 16% than the same prior year period, due to increased underground mining activities. Underground mining costs per tonne mined were $264.72, the lowest level for the year due to the higher volumes mined. Mining costs included in production costs were higher due to an increased proportion of development activities in the fourth quarter supporting extraction and stope preparation activities relative to the same prior year period where there was a higher proportion of capital development activities, alongside an increase in the consumption of tires, explosives and related ground support components. Maintenance costs, increased over the fourth quarter 2025, continued in line with the year-to-date run rate as the mine continues to transition certain maintenance activities in house.

Cost of sales, excluding depreciation, of $48.5 million was higher by $6.2 million or 15% compared to the same prior year period due to higher production costs. Cost of sales per ounce sold, excluding depreciation, of $1,307, was higher by $152 or 13% as a result, with sales volume in line with the same year prior period.

Cash costs of $47.8 million were higher by $5.6 million or 13% compared to the prior year period. Cash costs per ounce sold of $1,288 were higher by $140 per ounce or 12%, due to the increase in production costs, with sales volume in line with the same year prior period.

AISC per ounce sold of $1,719 was higher by $31 per ounce or 2%, primarily due to higher cash costs, partially offset by lower sustaining capital spend, with sales volume in line with the same year prior period.

Sustaining capital expenditures of $15.1 million included mill and mobile equipment of $6.3 million, underground development and rehabilitation of $5.9 million, capitalized stripping at Grand Duc of $2.0 million, and other sustaining capital projects of $0.9 million. During the fourth quarter a work program commenced on the adjacent Eastwood deposit, with $1.5 million incurred in the period, to support the study of options to expand the mine in the eastern parts of Westwood underground that could be amenable to bulk mining.

Mine-site free cash flow was $89.2 million for the three months ended December 31, 2025, based on the record revenues of $155.0 million with gold sales of 37,100 ounces at a realized gold price of $4,151 per ounce, generating operating cash flows of $106.1 million offset by capital expenditures totaling $16.9 million.

2026 Outlook

Westwood production is expected to be in the range of 110,000 to 130,000 ounces in 2026. Underground mining is planned for between 900 to 1,000 tonnes per day and the Grand Duc open pit life has been extended into 2027 based on the improved economics in the current gold price environment. Mill throughput is expected to average 1.2 million tonnes in 2026 with blended head grades expected to average 3.44 g/t over the course of the year.

Cash costs at Westwood are expected to be in the range of $1,500 to $1,650 per ounce sold and AISC in the range of $1,950 to $2,100 per ounce sold.

Sustaining capital expenditures guidance is $55 million (±5%), primarily consisting of underground development in support of the mine plan, the continued renewal of the mobile fleet and fixed equipment, and certain asset integrity projects at the Westwood mill. Expansion capital of $30 million is primarily associated with development works to support the study of options to expand the mine in the eastern parts of Westwood underground that could be amenable to bulk mining. Additional extensions to the Grand Duc pit will also be investigated this year.

Mineral Resources and Reserves

Mineral Reserves from the underground increased 125,000 ounces and 20,000 ounces from the Grand Duc open pit, more than offsetting depletion, primarily as a result of the change in resource model and increased gold price assumption and reduction in the underground cut-off grade to 6.40 g/t Au (down from 6.82 g/t Au previously). (See news release dated February 17, 2025 titled "IAMGOLD Reports Mineral Resources and Reserves for the Year Ended 2025").

Essakane Mine (IAMGOLD interest – 90% for H1 2025 and prior, 85% thereafter) | Burkina Faso

	Q4 2025	Q4 2024	2025	2024	2023
Key Operating Statistics[1]					
Ore mined (000s t)	4,123	2,170	11,910	9,714	9,586
Grade mined (g/t)	1.44	1.14	1.25	1.44	1.35
Operating waste mined (000s t)	4,649	4,036	22,087	13,315	19,530
Capital waste mined (000s t)	620	6,168	5,651	23,895	14,233
Total material mined (000s t)	9,392	12,374	39,648	46,924	43,349
Strip ratio[2]	1.3	4.7	2.3	3.8	3.5
Ore milled (000s t)	3,241	2,948	12,560	12,087	11,283
Head grade (g/t)	1.50	1.07	1.18	1.33	1.26
Recovery (%)	88	87	90	88	90
Gold production (000s oz) – 100%	138.1	88.4	427.2	454.2	412.9
Gold production (000s oz) – attributable	117.3	79.7	372.1	408.8	371.6
Gold sales (000s oz) – 100%	134.2	92.9	420.6	454.0	413.2
Average realized gold price[3,4] ($/oz)	$ 4,188	$ 2,680	$ 3,538	$ 2,383	$ 1,957
Financial Results ($ millions)[1]					
Revenues[5]	$ 562.7	$ 249.3	$ 1,489.5	$ 1,083.2	$ 809.6
Cost of sales[5]	198.0	139.7	689.2	536.8	502.4
Production costs	131.1	121.9	544.7	458.3	450.5
(Increase)/decrease in finished goods	5.2	(1.7)	2.2	(6.8)	(0.8)
Royalties[6]	61.7	19.5	142.3	85.3	52.7
Cash costs[3]	197.4	139.4	687.7	535.5	488.0
Sustaining capital expenditures[3]	28.9	49.0	106.9	180.4	134.9
Expansion capital expenditures[3]	0.8	2.1	7.4	5.1	1.7
Total sustaining and expansion capital expenditures[3]	29.7	51.1	114.3	185.5	136.6
Earnings from operations	297.0	77.4	608.1	384.4	92.0
Mine-site free cash flow[3]	340.4	20.0	566.3	250.5	91.0
Unit costs per tonne[3]					
Open pit mining cost per operating tonne mined	$ 6.66	$ 5.37	$ 6.36	$ 5.34	$ 5.02
Milling cost per tonne milled	$ 17.95	$ 20.35	$ 19.35	$ 19.26	$ 18.94
G&A cost per tonne milled	$ 10.67	$ 9.83	$ 9.52	$ 8.50	$ 9.07
Operating costs per ounce[7]					
Cost of sales excluding depreciation ($/oz sold)	$ 1,475	$ 1,504	$ 1,640	$ 1,182	$ 1,216
Cash costs[3] – excluding royalties ($/oz sold)	$ 1,011	$ 1,291	$ 1,300	$ 991	$ 1,053
Cash costs[3] ($/oz sold)	$ 1,471	$ 1,501	$ 1,636	$ 1,179	$ 1,181
AISC[3] ($/oz sold)	$ 1,674	$ 2,118	$ 1,888	$ 1,625	$ 1,521

1. 100% basis, unless otherwise stated.
2. Strip ratio is calculated as waste mined divided by ore mined.
3. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
4. Average realized gold price excludes the impact of gold delivered into prepayment arrangements.
5. As per note 35 of the consolidated financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.
6. Includes contributions made by the Essakane mine to the development fund for local communities, equating to 1% of total revenues.
7. Cost of sales, cash costs excluding royalties, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding

Operations

Essakane delivered full year production of 427,200 ounces on a 100% basis, exceeding the midpoint of the guidance range when expressed on a 100% basis; on an attributable basis Essakane produced 372,100 ounces that include the impact of the mid-year change in ownership from 90% to 85%. During the fourth quarter 2025, Essakane produced a record 138,100 ounces, or 117,300 ounces on an attributable basis, an increase of 37,600 ounces or 47% from the prior year period, due to higher head grades compared to the same prior year period.

Mining for the year totaled 39.6 million tonnes, 7.3 million tonnes or 16% lower than the prior year period in line with the mine plan, and included ore mined totaling 11.9 million tonnes at an average grade of 1.25 g/t, an increase of 23% and decrease of 13%, respectively over the prior year. Mining in the fourth quarter 2025 totaled 9.4 million tonnes, lower by 3.0 million tonnes or 24% compared to the same prior year period and included ore mined totaling 4.1 million tonnes in the quarter at an average grade of 1.44 g/t, an increase of 90% and 26%, respectively over the same year prior period. The average grade of mined ore in the fourth quarter was the highest grade mined in the year as the mine sequences deeper into Phase 7.

Mill throughput for the year totaled 12.6 million tonnes at an average head grade of 1.18 g/t, 4% higher and 11% lower than prior year levels, respectively. Mill throughput in the fourth quarter 2025 was 3.2 million tonnes at an average head grade of 1.50 g/t, 10% higher and 40% higher than the same prior year period, respectively.

The mill achieved recoveries of 90% for the year, 2% higher than the prior year. Recoveries were 88% in the fourth quarter 2025, 1% higher than the same prior year period.

The security situation in Burkina Faso continues to be a focus for the Company. Security-related incidents are still occurring in the country, and more broadly, the West African region, which pressure supply chains. The Company continues to take proactive measures to ensure the safety and security of in-country personnel and is constantly adjusting its protocols and activity levels at the site in response to the security environment. The Company continues to invest in the security and supply chain infrastructure in the region and at the mine site. It is also incurring additional costs to bring employees, contractors, supplies, and inventory to the mine. The situation has placed the Government of Burkina Faso under significant financial constraint due to the high cost of funding its initiatives to defend itself against militant attacks. See "Risks and Uncertainties".

Essakane declared a record dividend of approximately $855 million in June 2025. This dividend represents the full distribution of past undistributed retained earnings up to and including 2024. IAMGOLD's 85% portion of the dividend, net of taxes, is approximately $680 million at a foreign exchange rate of EUR/USD 1.15. See "Financial Condition - Dividend Payments from Essakane".

On April 7, 2025, the Government of Burkina Faso enacted an update to the royalty decree increasing the minimum royalty rate applicable to gold prices above $3,000/oz to 8%, with the rate increasing by an additional 1% for each $500/oz thereafter. The previous rate was 7% on all gold sold at or above $2,000/oz. The average royalty rate was 10.0% in the fourth quarter and 8.6% for the full year 2025, in addition to the contributions to the development fund for local communities equating to 1% of total revenues.

Financial Performance – Q4 2025 Compared to Q4 2024

Production costs of $131.1 million were higher by $9.2 million or 8%, primarily resulting from a higher proportion of mining costs being expensed, due to the lower strip ratio during the period due to the increased proportion of ore tonnes mined described above. Costs were also impacted by USD equivalent labour, contractor and facility costs, which have increased compared to the same prior year period due to the appreciation of the local XOF currency, which is pegged to the Euro.

Cost of sales, excluding depreciation, of $198.0 million was higher by $58.3 million or 42%, primarily due to higher production costs and a 216% increase in royalties resulting from higher gold prices and the new royalty decree. Cost of sales per ounce sold, excluding depreciation, of $1,475 was lower by $29 per ounce or 2% primarily due to higher production and sales volumes due to higher average head grade in the quarter offsetting the impact of higher production costs and royalties. Royalties accounted for $460 per ounce, an increase of $250 per ounce.

Cash costs, excluding royalties, of $135.7 million were higher by $15.8 million or 13%, primarily due to higher production costs. Cash costs per ounce sold, excluding royalties, of $1,011 per ounce were lower by $280 per ounce or 22%, primarily due to higher production and sales volumes offsetting the impact of higher production costs.

Cash costs, including royalties, of $197.4 million were higher by $58.0 million or 42%, and total cash costs per ounce sold of $1,471 per ounce were lower by $30 or 2%.

AISC per ounce sold of $1,674 was lower by $444 per ounce or 21% primarily due to lower sustaining capital expenditures and higher production and sales volumes, partially offset by higher production costs and royalties compared to the prior period.

Total capitalized stripping of $4.2 million was lower by $28.9 million or 87%, as the mine fleet prioritized ore mining, resulting in lower overall waste tonnes mined in the period increasing the proportion of waste tonnes classified as operating waste consistent with the 2025 mine plan.

Sustaining capital expenditures, excluding capitalized stripping, of $24.7 million included mobile and mill equipment of $13.3 million, capital spares of $4.9 million, tailings management of $2.8 million, resource development of $1.4 million, and other sustaining projects of $2.3 million.

Mine-site free cash flow was $340.4 million for the three months ended December 31, 2025, with record revenues of $562.7 million with gold sales of 134,200 ounces at a realized gold price of $4,188 per ounce, resulting in operating cash flows of $367.2 million offset by capital expenditures totaling $26.8 million. This increase of $320.4 million compared to the same prior year period is primarily due to higher revenues from the higher realized gold price and higher production and sales volume, partially offset by higher production costs and royalty payments.

2026 Outlook

Essakane attributable production is expected to be in the range of 340,000 to 380,000 ounces (400,000 to 440,000 ounces | 100%). Mining activities will predominantly target Phase 6 and 7 and the Lao pit that is adjacent to the Essakane Main Zone, with an estimated target of 42 to 43 million tonnes of material mined at a strip ratio between 2.5 to 3:1. Mill throughput is expected to total near 13 million tonnes with head grades averaging 1.10 g/t Au.

Cash costs, excluding royalties, are expected to be in the range of $1,150 to $1,300 per ounce sold, and including royalties, in the range of $1,600 to $1,750. AISC is expected to be in the range of $2,000 to $2,150 per ounce sold. Costs at Essakane are impacted by the Burkinabe royalty structure described above which are uncapped and tied to gold prices.

Sustaining capital expenditures guidance is approximately $165 million (±5%), including approximately $90 million of capitalized waste stripping to progress Phase 6 and into the Lao pit, as well as the ongoing replacement of certain equipment to improve efficiency and maintenance costs at Essakane, and the annual tailings dam program. The capitalized waste stripping is higher than estimated in the December 2023 technical report due to inclusion of the Lao pit and extension of estimated mine life into 2029.

Continued security incidents or related concerns could have a material adverse impact on future operating performance. In response to the security situation noted above, the Company continues to actively work with authorities and suppliers to mitigate potential impacts and manage supply continuity, while also investing in additional infrastructure and supply inventory levels designed to secure operational continuity. See "Risks and Uncertainties."

Mineral Resources and Reserves

Mineral Reserves decreased 640,000 ounces, primarily due to depletion (428,000 contained ounces milled) and geology model adjustments as mining activities continue to progress through the mine plan.

Essakane M&I Mineral Resources, inclusive of Mineral Reserves on a 100% basis (excluding Gossey), increased 11% to an estimated 4.4 million ounces (3.8 million ounces attributable) as of December 31, 2025, with a 50% increase in tonnes (to 150 Mt) offsetting a 26% decrease in grades (to 0.91 g/t Au, including stockpiles). The increase in tonnes and ounces underscores confidence in the potential for Essakane to extend its mine life within the fence beyond current guidance (last year Essakane processed 12.6 Mt of ore at an average head grade of 1.18 g/t Au). Inferred Mineral Resources (excluding Gossey) increased 20% from the year prior to an estimated 853,000 ounces at 1.10 g/t

Au. (See news release dated February 17, 2025 titled "IAMGOLD Reports Mineral Resources and Reserves for the Year Ended 2025").

PROJECTS

Nelligan Mining Complex | Chibougamau District, Quebec, Canada

On December 19, 2025, and December 22, 2025, the Company acquired all of the issued and outstanding shares of each of Northern Superior and Orbec, respectively, by way of court-approved plan of arrangement for consideration of approximately $329.0 million and $14.2 million, respectively, in shares of the Company and cash. The combined assets, together the "Nelligan Mining Complex", consolidates the Chibougamau region with a dominant land position of approximately 134,000 hectares. The Northern Superior acquisition with the Philibert, Chevrier, Lac Surprise and Croteau projects together with the Orbec acquisition with the Muus project are combined with IAMGOLD's Nelligan and Monster Lake Projects. The newly combined assets, together, rank as one of the largest pre-production gold camps in Canada. The close proximity of the primary deposits to each other supports the conceptual vision of a central processing facility being fed from multiple ore sources within a 17-kilometre radius.

On February 17, 2026, the Company announced its updated Mineral Resources for the Nelligan Mining Complex. On a consolidated basis, the Nelligan Mining Complex reported a significant increase in Indicated and Inferred Mineral Resources. Indicated Resources increased 1.1 million ounces to a total of 4.3 million ounces at an average grade of 0.99 g/t Au. Inferred ounces increased 1.9 million ounces to a total of 7.5 million ounces at an average grade of 1.08 g/t Au. The Nelligan deposit reported an increase of 575,000 ounces in Indicated Mineral Resources, to a total of 3.7 million ounces at an average grade of 0.95 g/t. The increase was primarily a result of the infill program conducted last year to increase the confidence in ounces from Inferred Mineral Resources. At the time of the Northern Superior acquisition, disclosed estimates were 3.75 Moz Au Measured and Indicated Mineral Resources and 8.65 Moz Au Inferred Mineral Resources, which included Croteau. The Company opted to exclude the mineral resources previously associated with the Croteau property in its year-end update, resulting in the reported totals above. (See news release dated February 17, 2025 titled "IAMGOLD Reports Mineral Resources and Reserves for the Year Ended 2025").

IAMGOLD has budgeted approximately $24 million for exploration activities within the Nelligan Mining Complex for 2026. The goal of the program will be to conduct thorough testing of Philibert, expand Nelligan and continue to test Monster Lake at depth, all in support of a conceptual preliminary economic assessment in 2027. The Company is planning to test high priority targets within the region.

Subsequent to the year-end, the Company exercised the option to acquire the remaining 25% interest in the Philibert property held by SOQUEM for the payment totaling C$3.5 million, completing the consolidation of 100% of the Philibert property.

Nelligan

The Company holds a 100% interest in Nelligan located approximately 45 kilometres south of the Chapais Chibougamau area in Québec.

The diamond drilling program of 13,000 metres of expansion and delineation drilling planned for 2025 was increased by more than 3,000 metres and ended at the end of the third quarter. No additional drilling was completed in the fourth quarter 2025 and approximately 16,700 metres were drilled for the year.

On September 15, 2025, the Company provided an update on the 2025 drilling program with assay results confirming the extension of the mineralized zones of Nelligan deposit. Highlights included: 20.6 m at 1.93 g/t Au and 13.5 m at 2.17 g/t Au in hole NE-25-239, and 36.5 m at 3.03 g/t Au in hole NE-25-265 in Zone 36; 24.5 m at 3.24 g/t Au in drill hole NE-25-244, and 28.8 m at 1.00 g/t Au in drill hole NE-25-248 in the Renard Zone; and 21.0 m at 2.23 g/t Au in drill hole NE-25-244, and 7.5 m at 7.48 g/t Au and 34.5 m at 1.22 g/t Au in drill hole NE-25-256A (see news release dated September 15, 2025). The Megane Zone mineralization extends at depth but will require further drilling to delineate potential mineralized lenses to add to the current resources.

Monster Lake

The Company holds a 100% interest in the Monster Lake Gold Project, which is located approximately 15 kilometres north of Nelligan in the Chapais Chibougamau area in Québec.

The 2025 diamond drilling program was initially planned for 17,000 metres and was slightly increased to approximately 17,600 metres, all of which were completed in the third quarter 2025. It tested exploration targets along the main Monster Lake Shear Zone structural corridor and known gold mineralized lateral and depth extensions.

Drilling activities were pursued in other prospective target areas of the general sector.

On September 15, 2025, the Company also provided an update on this 2025 drilling program with assay results indicating the persistence of the high-grade veins in the general down-plunge of the Megane zone. Highlights included: 3.0 m at 12.66 g/t Au in drill hole ML-25-282, and 9.0 m at 23.4 g/t Au in drill hole ML-25-292 in the Megane Zone; and 4.9 m at 127.3 g/t Au in drill hole ML-25-283, and 2.2 m at 39.4 g/t Au in drill hole ML-25-287 in the Lower Shear Zone (see news release dated September 15, 2025).

Anik

The Anik Gold Project is owned at 75% by IAMGOLD after the Company elected to exercise its first option to acquire an undivided interest of 75% in the project in May 2025 pursuant to an option agreement signed on May 20, 2020, with Auriginal Metals, successor to Kintavar Exploration Inc. The project is contiguous with the Nelligan Gold project to the north and east. The Company holds an option to earn up to an 80% interest in the project by meeting certain commitments.

The 2025 diamond drilling program was initially planned for 1,800 metres and was slightly increased to approximately 2,100 metres, all of which was completed in the first quarter 2025, testing different target areas.

FINANCIAL REVIEW

Liquidity and Capital Resources

The Company's capital allocation strategy is to maximize value through the allocation of internally generated cashflows to fund growth opportunities, return capital to its shareholders, and strengthen its balance sheet.

As at December 31, 2025, the Company had $421.9 million in cash and cash equivalents and net debt of $344.4 million. The Company has $200.0 million drawn on the Credit Facility and approximately $445.7 million remains available, resulting in liquidity at December 31, 2025 of approximately $868.6 million.

Within cash and cash equivalents,

- $53.5 million (70% basis) was held by the Côté Gold UJV. The Côté Gold UJV requires its joint venture partners to fund, in advance, two months of future expenditures and cash calls are made at the beginning of each month, resulting in the month end cash balance approximating the following month's expenditure.

- $197.5 million was held by Essakane. The Company uses dividends and a shareholder account structure to repatriate funds from Essakane (see "Dividend Payments from Essakane" below).

Restricted cash totaled $71.0 million and relates to deposits required for environmental closure costs obligations related to Essakane and the Westwood division.

The Company's liquidity position and capital allocation decisions will be substantially determined by the success or failure of the Company's operations, the price of gold, currency exchange rates and the Company's ability to successfully repatriate dividends from Burkina Faso.

The Company's liquidity position, comprised of cash and cash equivalents, short-term investments, and availability under the Credit Facility, together with expected cash flows from operations, is expected to be sufficient to support the Company's normal operating requirements, capital commitments, and service the debt obligations as they become due. The Company's ability to draw down on the Credit Facility is dependent on its ability to meet net debt to EBITDA and interest ratio covenants.

Readers are encouraged to read the "Caution Regarding Forward Looking Statements" and the "Risk Factors" sections contained in the Company's 2025 Annual Information Form, which is available on SEDAR at www.sedarplus.ca and the "Caution Regarding Forward Looking Statements" and "Risk and Uncertainties" section of the MD&A.

Dividend Payments from Essakane

Excess cash at Essakane is repatriated through dividend and shareholder account payments, of which the Company will receive its share based on its ownership, net of withholding taxes. The shareholder account structure functions like an inter-company loan and allows for the Company's portion of the dividend to be repaid using cash in excess of working capital requirements and aligns the interests of both IAMGOLD and the Government of Burkina Faso, including a preference for increased and/or more regular cash flow movements from Essakane.

Essakane declared a record dividend of approximately $855 million in June 2025. This dividend represents the full distribution of past undistributed retained earnings up to and including 2024. IAMGOLD's 85% portion of the dividend, net of taxes, is approximately $680.7 million at an EUR/USD exchange rate of 1.15. IAMGOLD received $291 million of dividend payments, shareholder account payments and interest up to December 31, 2025, and the remaining balance of $408 million at December 31, 2025, is expected to be fully paid over the next 6 to 12 months. Subsequent to year end, additional payments of $171 million of shareholder account payments were received.

$ millions		Dividend	Shareholder account
2025 dividend declared	$	855.0	
Government of Burkina Faso 15% share paid in June 2025		(128.3)	
Withholding tax paid in July 2025		(46.0)	
IAMGOLD's portion of 2025 dividend declared		680.7	
Dividend paid to IAMGOLD		(98.0)	
Balance converted to Shareholder account		(582.7)	582.7
Q4 2025 payments received			(184.8)
Interest payments received			(8.2)
Foreign exchange revaluation			18.7
Balance at December 31, 2025		$	408.4

The dividend and shareholder loan are denominated in XOF which is pegged to the Euro. The timing of the repayment of the shareholder account is dependent upon the gold price, financial performance of Essakane, currency exchange rates and potential receipt of any value added tax ("VAT") balances owed to Essakane. See "Risks and Uncertainties".

Share Buyback Program

During the fourth quarter 2025, the Company repurchased and cancelled approximately 3 million shares for approximately $50 million at an average price of $16.87 per share through its share buyback program under a normal course issuer bid ("NCIB") that was approved by the Company's Board of Directors and the TSX. The approval allows for the purchase of up to 57,000,000 of its common shares over a twelve-month period, representing approximately 9.92% of IAMGOLD's public float as at November 30, 2025, through the facilities of the TSX, the NYSE, or any other eligible Canadian alternative trading system on which the common shares are listed. All common shares purchased under the NCIB will be either cancelled or placed under trust to satisfy future obligations under the Company's share incentive plan. This initiative reflects management's confidence in the Company's long-term value and its commitment to disciplined capital allocation. The program is expected to continue to be funded from operating cash flows.

The Company has established an automatic share purchase plan in connection with its NCIB to facilitate the purchase of common shares during times when IAMGOLD would ordinarily not be permitted to purchase common shares due to regulatory restrictions or self-imposed black-out periods. Before entering a black-out period, IAMGOLD may, but is not required to, instruct the broker to make purchases under the NCIB based on parameters set by IAMGOLD in accordance with the automatic share purchase plan, applicable securities laws and stock exchange rules. The actual number of common shares that may be purchased, if any, and the timing of such purchases, will be determined by the Company based on a number of factors, including the Company's financial performance, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, returns to shareholders, and debt reduction.

Long-Term Debt

The following table summarizes the carrying value of the Company's long-term debt:

($ millions)[1]	December 31 2025	December 31 2024	December 31 2023
Credit Facility	$ 200.0	$ 220.0	$ —
5.75% senior notes ($450 million principal outstanding)	448.8	448.4	448.0
Term Loan ($nil million principal outstanding)	—	358.4	375.6
Equipment loans	1.0	2.1	7.2
	$ 649.8	$ 1,028.9	$ 830.8

1. Long-term debt does not include leases in place of $112.0 million as at December 31, 2025 (December 31, 2024 - $124.2 million, December 31, 2023 - $121.3 million).

Credit Facility

The Company has a $650 million secured revolving Credit Facility, which was entered into in December 2017 and subsequently increased and extended by four years now maturing on December 20, 2028, in support of the Company's requirements for a senior revolving facility for its overall business.

The Credit Facility provides for an interest rate margin above the secured overnight financing rate (SOFR), banker's acceptance prime rate and base rate advances which vary, together with fees related thereto, according to the total net debt to EBITDA ratio of the Company. The Credit Facility is secured by certain of the Company's real assets, guarantees by certain of the Company's subsidiaries and pledges of shares of certain of the Company's subsidiaries. The key terms of the Credit Facility include certain limitations on incremental debt, certain restrictions on distributions and financial covenants, including net debt to EBITDA, Interest Coverage and a minimum liquidity requirement of $150 million. The Company was in compliance with its Credit Facility covenants as at December 31, 2025.

As at December 31, 2025, the Credit Facility was drawn in the amount of $200.0 million and the Company issued letters of credit under the Credit Facility in the amount of $ 3.9 million as a supplier payment guarantee and $0.4 million as guarantees for certain environmental indemnities to government agencies, with $445.7 million remaining available under the Credit Facility.

5.75% Senior notes

In September 2020, the Company completed the issuance of $450 million of senior notes at face value with an interest rate of 5.75% per annum (the "Notes"). The Notes are denominated in U.S. dollars and mature on October 15, 2028. The notes are callable at 100% of their face value. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on April 15, 2021, in the amount of approximately $12.9 million for each payment. The Notes are guaranteed by certain of the Company's subsidiaries.

Term Loan

In May 2023, the Company entered into a $400.0 million Term Loan. The Term Loan had a 3% original issue discount, bearing interest at a floating interest rate of either one month or three-month SOFR + 8.25% per annum. The Company repaid $100 million during the third quarter of 2025 and the balance of $300 million during the fourth quarter 2025. The early repayment included a 4% repayment penalty that amounted to $16 million. With the repayment completed, the Term Loan has been fully extinguished and is no longer in effect, including all associated covenants and obligations.

Leases

At December 31, 2025, the Company had lease obligations of $112.0 million at a weighted average borrowing rate of 7.25%.

On April 29, 2022, the Company, on behalf of the Côté Gold UJV, entered into a master lease agreement with Caterpillar Financial Services Limited for $125 million, which was subsequently amended to increase the facility to $175 million for the leasing of certain mobile equipment at Côté Gold. The final pieces of equipment were delivered during the first quarter 2025.

Equipment loan

At December 31, 2025, the Company had an equipment loan with a carrying value of $1.0 million secured by certain mobile equipment, with an interest rate of 5.3% which matures in 2026. The equipment loan is carried at amortized cost on the consolidated balance sheet.

Gold prepay arrangements

In December 2023 and April 2024, the Company entered into gold sale prepay arrangements and amendments to certain pre-existing prepay arrangements.

At June 30, 2025, the Company fulfilled all gold delivery obligations thereby concluding the gold prepay arrangements:

- 2024 Q1 Prepay Arrangements: In the first quarter 2024, the Company received an amount of $59.9 million at an effective gold price of $1,916 per ounce and was required to physically deliver 31,250 ounces of gold over the first quarter 2025 in equal monthly amounts.

- 2024 Q2 Prepay Arrangements: In the second quarter 2024, the Company received an amount of $59.4 million at an effective gold price of $1,900 per ounce with the requirement to physically deliver 31,250 ounces of gold over the second quarter 2025 in equal monthly amounts. The arrangement included a gold collar of $2,100 to $2,925 per ounce whereby the Company received cash payments at the time of delivery of the ounces, with the payment calculated as the difference between the spot price and $2,100 per ounce, capped at $2,925 per ounce. The Company received approximately $25.8 million in relation to the collar in the second quarter 2025.

- Amendment to pre-existing prepay arrangements: the Company deferred the delivery of 12,500 ounces that were previously scheduled for delivery in the first half of 2024 that were delivered in the first half of 2025.

Surety bonds and performance bonds

As at December 31, 2025, the Company had (i) C$274.7 million ($200.3 million) of surety bonds, issued pursuant to arrangements with insurance companies, in support of environmental closure costs obligations related to the Westwood division and Côté Gold and (ii) C$32.1 million ($23.4 million) of performance bonds in support of certain obligations primarily related to the construction of fish habitat at Côté Gold.

As at December 31, 2025, there is no collateral required to be in place for surety and performance bonds, and the balance of $223.7 million remains uncollateralized.

During the third quarter 2025, the Company increased the bonds required by C$16.9 million ($12.2 million) and will be required to increase bonds required further by C$19.0 million ($13.6 million) cumulatively during the second and third quarter of 2026.

Income Statement

Revenues – Revenues were $1,088.1 million in the fourth quarter 2025 from record sales volume of 259,000 ounces at an average realized gold price of $4,191 per ounce, higher by $618.2 million or 132% than the prior year period, due primarily to the $1,666 per ounce increase in the realized gold price and the continued ramp-up of gold sales volume at the Côté Gold mine.

Cost of sales – Cost of sales excluding depreciation was $358.2 million in the fourth quarter 2025, higher by $115.6 million or 48% than the prior year period, primarily due to the increase in gold sales volume resulting from the ramp-up of the Côté Gold mine, higher royalties at Côté and Essakane due to the higher gold price and higher cost of sales at the Essakane mine due to a combination of lower proportion of capitalized waste in the period, higher maintenance activities and the impact of an appreciation of the local XOF currency, which is pegged to the Euro, compared to the prior year period.

Depreciation expense – Depreciation expense was $136.3 million in the fourth quarter 2025, higher by $39.9 million or 41% than the prior year period primarily due to the higher sales volume compared to the prior year period.

Exploration expense – Exploration expense was $5.7 million in the fourth quarter 2025, in line with the prior year period.

General and administrative expense – General and administrative expense was $14.9 million in the fourth quarter 2025, lower by $0.4 million or 3% than the prior year period, due to $3.8 million in lower salaries and labour costs due to reductions in headcount at the corporate office over the past year, partially offset by $1.9 million higher legal and other administrative costs incurred in the period and $1.5 million in cloud-based software implementation costs.

Income tax expense – Income tax expense was $75.0 million in the fourth quarter 2025, higher by $40.7 million or 119% than the prior year period. It is comprised of a current income tax expense of $65.4 million and a deferred income tax expense of $9.6 million, higher than the prior year period for current income tax expense by $40.3 million or 161% and higher for deferred income tax expense by $0.4 million or 4%, respectively. The current income tax expense in the fourth quarter 2025 was higher primarily due to higher income in Essakane. The deferred income tax expense in the fourth quarter 2025 was higher primarily due to higher Canadian provincial mining taxes, offset by a deferred tax recovery in Essakane.

Operating Activities

Net cash flow from operating activities for the fourth quarter 2025 was $701.7 million, higher by $599.1 million compared to the same prior year period, primarily due to: higher cash earnings of $514.0 million due to higher realized gold price and an increased sales volume; net impact of $64.4 million from the deferred revenue recognized in prior year period, a decrease in receivables and other items of $38.3 million that includes the impact of VAT received in Burkina Faso, an increase in trade and other payables of $13.5 million relative to the prior year period, and a net increase in derivative settlements of $1.8 million, offset by: a net increase in inventories of $16.5 million, primarily due to an increase in the value of supplies inventory at the operations relative to the prior year period, higher income tax payments of $14.9 million, and higher disbursements related to asset retirement obligations of $1.5 million.

Investing Activities

Net cash used in investing activities for the fourth quarter 2025 was $158.1 million, a decrease of $55.6 million from the same prior year period, primarily due to: net cash proceeds of $35.5 million received from the sale of Karita and related assets in the prior year period, cash component of acquisition costs for Northern and Orbec of $30.8 million, and securitization of the Essakane VAT receivable into Government of Burkina Faso Bonds and other investing activities of $29.0 million than the same year prior period, offset by: a decrease in capital expenditures for property, plant and equipment of $32.8 million, mainly due to lower capitalized waste stripping in the period, and a decrease in capitalized borrowing costs of $6.9 million.

Financing Activities

Net cash used in financing activities for the fourth quarter 2025 was $433.3 million, a decrease of $238.4 million from the same prior year period, primarily due to: a repayment of $300.0 million of the second lien term loan, a repurchase of $50.0 million of common shares in the fourth quarter 2025, and a repayment of $50.0 million on the Credit Facility in the fourth quarter 2025, compared to a $220 million draw in fourth quarter 2024, offset by: the repurchase of $376.9 million of transferred interest in 2024 from SMM, and other financing outflows of $4.7 million.

CONFERENCE CALL

A conference call will be held on **Wednesday, February 18, 2026, at 8:30 a.m. (Eastern Time)** hosted by IAMGOLD senior management for a discussion on the Company's fourth quarter and full year 2025 operating and financial results. Listeners may access the conference call via webcast from the events section of the Company's website at www.iamgold.com (webcast link below), or through the following dial-in numbers:

Pre-register via: Chorus Call IAMGOLD Q4YE 2025 Conference Call Registration *(recommended)*. Upon registering, you will receive a calendar booking by email with dial-in details and unique PIN. This process will bypass the operator and avoid the queue.

Toll free (North America): **1 (844) 752-3518**

International: **+1 (647) 846-8209**

Webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=gVmmp0rw

An online archive of the webcast will be available by accessing the Company's website at www.iamgold.com. A telephone replay will be available for one month following the call by dialing toll free 1 (855) 669-9658 within North America or +1 (412) 317-0088 from international locations and entering the passcode: 9312946.

For more information, refer to the Management Discussion and Analysis ("MD&A") and the audited condensed consolidated Financial Statements for the three and twelve months ended December 31, 2024, that are available on the Company's website at www.iamgold.com and on SEDAR at www.sedarplus.ca. The Company uses certain non-GAAP financial performance measures throughout this news release. Please refer to the "Non-GAAP Financial Performance Measures" section of this news release and the MD&A for more information.

ABOUT IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa, including Côté Gold (Canada), Westwood (Canada) and Essakane (Burkina Faso). The Côté Gold Mine ("Côté" or "Côté Gold") is among the largest gold mines in production in Canada, which IAMGOLD operates in a 70|30 partnership with Sumitomo Metal Mining Co. Ltd. ("SMM"). In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts, including the large-scale Nelligan Mining Complex located in Quebec, Canada.

IAMGOLD employs approximately 3,700 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG).

IAMGOLD Contact Information

Graeme Jennings, Vice President, Business Development & Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

info@iamgold.com

End Notes (excluding tables) This is a non-GAAP financial measure. See "Non-GAAP Financial Measures" section below. Further information on these non-GAAP financial measures is included on pages 35 to 51 of the Company's Q4 2025 MD&A filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

NON-GAAP FINANCIAL MEASURES

The Company has included certain non-GAAP financial measures to supplement its consolidated financial statements, which are presented in accordance with IFRS, including the following:

- Average realized gold price per ounce sold

- Underground mining cost per ore tonne mined, open pit net mining cost per operating tonne mined, milling cost per tonne milled, and G&A cost per tonne milled

- Cash costs excluding royalties, cash costs, cash costs per ounce sold, all in sustaining cost and all in sustaining cost per ounce sold

- Net earnings (loss) attributable to shareholders and adjusted net earnings (loss) attributable to shareholders

- Net cash from operating activities, before movements in working capital and non-current ore stockpiles

- Earnings before interest, income taxes, depreciation and amortization ("EBITDA")

- Mine-site free cash flow

- Sustaining and expansion capital expenditures

The Company believes that, in addition to conventional financial measures prepared in accordance with IFRS, these non-GAAP financial measures will provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed by IFRS, may not be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Average Realized Gold Price per Ounce Sold

Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits, which, in the Company's case, are not significant, and to provide investors a clearer view of the Company's financial performance based on the average realized proceeds from gold sales in the reporting period.

($ millions, except where noted)	Q4 2025	Q4 2024	2025	2024	2023
Revenues	$ 1,088.1	$ 469.9	$ 2,852.8	$ 1,633.0	$ 987.1
By-product credits and other revenues	(1.9)	(1.6)	(4.8)	(4.0)	(2.6)
Gold revenues	$ 1,086.2	$ 468.3	$ 2,848.0	$ 1,629.0	$ 984.5
Sales (000s oz)	259.0	185.4	817.8	699.0	503.4
Average realized gold price per ounce[1,2,3] ($/oz)	$ 4,191	$ 2,525	$ 3,482	$ 2,330	$ 1,955

1. Average realized gold price per ounce sold may not be calculated based on amounts presented in this table due to rounding.
2. Average realized gold price per ounce sold is calculated based on sales from the Company's Côté Gold mine at 70% and Westwood and Essakane mines at 100%.
3. Average realized gold price per ounce sold for 2025 includes 75,000 ounces at $2,305 per ounce as delivered into the 2024 Prepay Arrangements (Q4 2024 - 37,500 ounces at $2,031 per ounce, 2024 – 137,500 ounces at $2,012 per ounce as delivered in accordance with the 2022 Prepay Arrangement), 2023 - $nil. No deliveries were required in the fourth quarter 2025 as the delivery obligations were fulfilled in H1 2025.

Underground Mining Cost per Ore Tonne Mined, Open Pit Net Mining Cost per Operating Tonne Mined, Milling Cost per Tonne Milled, and G&A Cost per Tonne Milled

Underground mining cost per ore tonne mined and open pit net mining cost per operating tonne mined are defined as:

- Mining costs (as included in production costs), that exclude capitalized waste stripping for open pit mines, less changes in stockpile balances and non-production costs as these costs are not directly related to tonnes mined, divided by

- the sum of the tonnage of ore and operating waste mined.

Milling cost per tonne milled and general and administrative cost per tonne milled are defined as:

- Mill and general and administrative costs (as included in production costs), excluding selling costs and non-production costs as these costs are not directly related to tonnes milled, divided by

- the tonnage of ore milled.

IAMGOLD believes these non-GAAP financial performance measures provide further transparency and assist analysts, investors and other stakeholders of the Company in assessing the performance of mining operations by eliminating the impact of varying production levels. Management is aware, and investors should note, that these per tonne measures of performance can be affected by fluctuations in mining and/or processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs and other data prepared in accordance with IFRS. These measures do not have standardized meanings under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Côté Gold (100% basis)

($ millions, except where noted)		Q4 2025		Q4 2024		2025		2024
Production cost	$	115.1	$	83.7	$	410.5	$	174.0
Adjust for:								
Increase/decrease in stockpiles		19.1		12.9		48.9		61.8
Adj. operating cost	$	134.2	$	96.6	$	459.4	$	235.8
Included in adjusted operating cost:								
Open pit net mining cost [A]		52.3		35.2		165.8		107.3
Milling cost [B], net of capitalized operating cost		60.1		42.8		217.8		85.7
G&A cost [C]		21.8		17.8		75.8		42.0
Open pit ore tonnes mined (000s t)		4,514		3,637		14,640		10,849
Open pit operating waste tonnes mined (000s t)		6,555		4,765		24,830		16,666
Open pit ore and operating waste tonnes mined (000s t) [D]		11,069		8,402		39,470		27,515
Ore milled (000s t) [E]		2,874		2,433		10,889		4,948
Open pit net mining cost per operating tonne mined ($/tonne) [A/D]	$	4.72	$	4.19	$	4.20	$	3.90
Milling cost per tonne milled ($/tonne) [B/E]	$	20.91	$	17.59	$	20.00	$	17.32
G&A cost per tonne milled ($/tonne) [C/E]	$	7.62	$	7.35	$	6.97	$	8.49

$/tonne may not re-calculate based on amounts presented in this table due to rounding.

Westwood

($ millions, except where noted)		Q4 2025		Q4 2024		2025		2024		2023
Production cost	$	45.1	$	39.0	$	177.3	$	155.3	$	148.5
Adjust for:										
Increase/decrease in stockpiles		(0.6)		1.4		3.9		(0.1)		3.6
Adj. operating cost	$	44.5	$	40.4	$	181.2	$	155.2	$	152.1
Consisting of:										
Underground mining cost [A]		27.7		23.0		109.9		88.9		78.9
Open pit net mining cost [B]		2.4		4.6		16.4		19.1		26.9
Milling cost [C]		7.6		7.6		31.5		26.8		24.4
G&A cost [D]		6.8		5.2		23.4		20.4		21.9
Underground ore tonnes mined (000s t) [E]		105		98		382		354		280
Open pit ore tonnes mined (000s t)		174		283		996		662		742
Open pit waste tonnes mined (000s t)		176		389		1,249		1,522		2,291
Open pit ore and operating waste tonnes mined (000s t) [F]		350		672		2,245		2,184		3,033
Ore milled (000s t) [G]		299		267		1,154		1,107		1,034
Underground mining cost per ore tonne mined ($/tonne) [A/E]	$	264.72	$	233.72	$	287.85	$	250.86	$	281.76
Open pit net mining cost per operating tonne mined ($/tonne) [B/F]	$	6.82	$	6.88	$	7.29	$	8.75	$	8.86
Milling cost per tonne milled ($/tonne) [C/G]	$	25.53	$	28.55	$	27.32	$	24.25	$	23.56
G&A cost per tonne milled ($/tonne) [D/G]	$	22.69	$	19.70	$	20.31	$	18.44	$	21.30

$/tonne may not re-calculate based on amounts presented in this table due to rounding.

Essakane

($ millions, except where noted)	Q4 2025	Q4 2024	2025	2024	2023
Production cost	$ 131.1	$ 121.9	$ 544.7	$ 458.3	$ 458.6
Adjust for:					
Increase/decrease in stockpiles	20.2	0.4	34.2	0.2	3.7
Adj. operating cost	$ 151.3	$ 122.3	$ 578.9	$ 458.5	$ 462.3
Consisting of:					
Open pit net mining cost [A]	58.4	33.3	216.1	122.9	146.2
Milling cost [B]	58.2	60.1	243.0	232.9	213.7
G&A cost [C]	34.7	28.9	119.8	102.7	102.4
Open pit ore tonnes mined (000s t)	4,123	2,170	11,910	9,714	9,586
Open pit operating waste tonnes mined (000s t)	4,649	4,036	22,087	13,315	19,530
Open pit ore and operating waste tonnes mined (000s t) [D]	8,772	6,206	33,997	23,029	29,116
Ore milled (000s t) [E]	3,241	2,948	12,560	12,087	11,283
Open pit net mining cost per operating tonne mined ($/tonne) [A/D]	$ 6.66	$ 5.37	$ 6.36	$ 5.34	$ 5.02
Milling cost per tonne milled ($/tonne) [B/E]	$ 17.95	$ 20.35	$ 19.35	$ 19.26	$ 18.94
G&A cost per tonne milled ($/tonne) [C/E]	$ 10.67	$ 9.83	$ 9.52	$ 8.50	$ 9.07

$/tonne may not re-calculate based on amounts presented in this table due to rounding.

Cash Costs Excluding Royalties, Cash Costs, Cash Costs per Ounce Sold, AISC and AISC per Ounce Sold

The Company reports cash costs excluding royalties, cash costs excluding royalties per ounce sold, cash costs, cash costs per ounce sold, AISC and AISC per ounce sold in order to provide investors with information about key measures used by management to monitor performance of mine sites in commercial production and its ability to generate positive cash flow.

Cash costs include mine-site operating costs such as mining, processing, administration, royalties, production taxes and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. AISC include cost of sales exclusive of depreciation expense, sustaining capital expenditures, which are required to maintain existing operations, capitalized exploration, sustaining lease principal payments, environmental rehabilitation accretion and amortization, by-product credits and corporate general and administrative costs. These costs are then divided by the Company's attributable gold ounces sold by mine sites in commercial production in the period to arrive at the cash costs excluding royalties per ounce sold, cash costs per ounce sold, and the AISC per ounce sold.

The following tables provide a reconciliation of cash costs excluding royalties, cash costs, AISC, cost of sales excluding depreciation per ounce sold, cash costs excluding royalties per ounce sold, cash costs per ounce sold and AISC per ounce sold on an attributable basis to cost of sales as per the consolidated financial statements.

Three months ended December 31, 2025

($ millions, except where noted)	Côté Gold	Westwood	Essakane	Corporate	Total
Cost of sales[1]	166.3	66.8	261.1	0.3	494.5
Depreciation expense[1]	(54.6)	(18.3)	(63.1)	(0.3)	(136.3)
Cost of sales, excluding depreciation expense	$ 111.7 $	48.5 $	198.0 $	— $	358.2
Royalties[2]	27.8	—	61.7	—	89.5
Cost of sales, excluding depreciation expense and royalties	$ 83.9 $	48.5 $	136.3 $	— $	268.7
Adjust for:					
By-product credit	(0.6)	(0.7)	(0.6)	—	(1.9)
Cost attributed to non-controlling interests[3]	—	—	(29.6)	—	(29.6)
Cash costs – attributable	$ 111.1 $	47.8 $	167.8 $	— $	326.7
Adjust for:					
Sustaining capital expenditures[4]	36.4	15.5	25.9	—	77.8
Corporate general and administrative costs[5]	—	—	—	14.9	14.9
Other costs[6]	0.8	0.6	1.4	0.2	3.0
Cost attributable to non-controlling interests[3]	—	—	(4.1)	—	(4.1)
AISC – attributable	$ 148.3 $	63.9 $	191.0 $	15.1 $	418.3
Total gold sales (000 oz) – attributable	87.7	37.1	114.1	—	238.9
Cost of sales excluding depreciation[7]($/oz sold) – attributable	$ 1,271 $	1,307 $	1,475 $	— $	1,374
Cash costs – excluding royalties[7] ($/oz sold) – attributable	$ 949 $	1,288 $	1,011 $	— $	1,031
Cash costs[7] ($/oz sold) – attributable	$ 1,265 $	1,288 $	1,471 $	— $	1,367
AISC[7] all operations ($/oz sold) – attributable	$ 1,688 $	1,719 $	1,674 $	64 $	1,750

1. As per note 35 of the consolidated financial statements for cost of sales and depreciation expense.
2. Includes contributions made by the Essakane mine to the development fund for local communities equating to 1% of total revenues.
3. Adjustments for the consolidation of Essakane (85%) to its attributable portion of cost of sales.
4. Sustaining capital expenditures are expenditures required to support current production levels at a mine site. Sustaining capital expenditures are further described below.
5. Corporate general and administrative costs exclude one-time material severance charges.
6. Other costs include sustaining lease principal payments and environmental rehabilitation accretion and amortization, partially offset by by-product credits.
7. Cost of sales excluding depreciation per ounce sold, cash costs per ounce sold, and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Three months ended December 31, 2024

($ millions, except where noted)	Côté Gold	Westwood	Essakane	Corporate	Total
Cost of sales[1]	$ 101.6	$ 64.6	$ 172.2	$ 0.6	$ 339.0
Depreciation expense[1]	(41.0)	(22.3)	(32.5)	(0.6)	(96.4)
Cost of sales, excluding depreciation expense	$ 60.6	$ 42.3	$ 139.7	$ —	$ 242.6
Royalties[2]	15.3	—	19.5	—	34.8
Cost of sales, excluding depreciation expense and royalties	$ 45.3	$ 42.3	$ 120.2	$ —	$ 207.8
Adjust for:					
By-product credit	(0.2)	(0.2)	(0.2)	—	(0.6)
Cost attributed to non-controlling interests[3]	—	—	(14.0)	—	(14.0)
Cash costs – attributable	$ 60.4	$ 42.1	$ 125.5	$ —	$ 228.0
Adjust for:					
Sustaining capital expenditures[4]	32.4	18.8	54.2	0.3	105.7
Corporate general and administrative costs[5]	—	—	—	9.7	9.7
Other costs[6]	1.3	1.1	3.1	0.1	5.6
Cost attributable to non-controlling interests[3]	—	—	(5.7)	—	(5.7)
AISC – attributable	$ 94.1	$ 62.0	$ 177.1	$ 10.1	$ 343.3
Total gold sales (000 oz) – attributable	55.8	36.7	84.0	—	176.5
Cost of sales excluding depreciation[7] ($/oz sold) – attributable	$ 1,083	$ 1,155	$ 1,504	$ —	$ 1,298
Cash costs[7] – excluding royalties ($/oz sold) – attributable	$ 902	$ 1,148	$ 1,291	$ —	$ 1,138
Cash costs[7] ($/oz sold) – attributable	$ 1,080	$ 1,148	$ 1,501	$ —	$ 1,294
AISC[7] all operations ($/oz sold) – attributable	$ 1,685	$ 1,688	$ 2,118	$ 57	$ 1,949

1. As per note 35 of the consolidated financial statements for cost of sales and depreciation expense.
2. Includes contributions made by the Essakane mine to the development fund for local communities equating to 1% of total revenues.
3. Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.
4. Sustaining capital expenditures are expenditures required to support current production levels at a mine site. Sustaining capital expenditures are further described below.
5. Corporate general and administrative costs exclude depreciation expense and one-time material severance charges.
6. Other costs include sustaining lease principal payments and environmental rehabilitation accretion and amortization, partially offset by by-product credits.
7. Cost of sales excluding depreciation per ounce sold, cash costs per ounce sold, and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.presented in this table due to rounding.

Sustaining and Expansion Capital Expenditures

Sustaining capital expenditures are expenditures required to support current production levels at a mine site and exclude all expenditures at the Company's development projects as well as certain expenditures at the Company's operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. The distinctions between sustaining and expansion capital used by the Company align with the guidelines set out by the World Gold Council. Expansion capital is capital expenditures incurred at new projects and capital expenditures related to major projects or expansion at existing operations where these projects will materially benefit the operations. This non-GAAP financial measure provides investors with transparency regarding the capital expenditures required to support the ongoing operations at its mines, relative to its total capital expenditures.

Reconciliation of incurred capital expenditure per the segmented note in the financial statements to incurred sustaining and expansion capital for the three months ended December 31, 2025, and December 31, 2024:

($ millions, except where noted)	Sustaining	Expansion	Q4 2025	Sustaining	Expansion	Q4 2024
Capital expenditures for property, plant and equipment	$ 74.7	$ 8.0	$ 82.7	$ 96.2	$ 7.7	$ 103.9
Less: Côté Gold (9.7% share up to repurchase date)	—	—	—	(2.6)	(0.3)	(2.9)
Subtotal	$ 74.7	$ 8.0	$ 82.7	$ 93.6	$ 7.4	$ 101.0
Côté Gold (IMG basis)	30.7	5.7	36.4	25.6	5.4	31.0
Westwood	15.1	1.5	16.6	18.5	(0.1)	18.4
Essakane	28.9	0.8	29.7	49.0	2.1	51.1
Corporate	—	—	—	0.5	—	0.5

Reconciliation of capital expenditure and exploration and evaluation expenditures per cash flow statement in the financial statements to cash payments for sustaining and expansion capital for the three months ended December 31, 2025, and December 31, 2024:

($ millions, except where noted)	Sustaining	Expansion	Q4 2025	Sustaining	Expansion	Q4 2024
Capital expenditures for property, plant and equipment	$ 74.7	$ 8.0	$ 82.7	$ 96.2	$ 7.7	$ 103.9
Working capital adjustments	4.6	1.2	5.8	13.7	2.8	16.5
Capital expenditures per statement of cash flows	79.3	9.2	88.5	109.9	10.5	120.4
Less: Côté Gold (9.7% share up to repurchase date)	—	—	—	(3.3)	(0.7)	(4.0)
Subtotal	$ 79.3	$ 9.2	$ 88.5	$ 106.6	$ 9.8	$ 116.4
Côté Gold (IMG basis)	36.4	8.4	44.8	33.3	7.8	41.1
Westwood	16.9	—	16.9	18.8	(0.1)	18.7
Essakane	26.0	0.8	26.8	54.2	2.1	56.3
Corporate	—	—	—	0.3	—	0.3

EBITDA and Adjusted EBITDA

EBITDA (earnings before income taxes, depreciation and amortization and finance costs) is an indicator of the Company's ability to produce operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures.

Adjusted EBITDA represents EBITDA excluding certain impacts such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. Management believes this additional information is useful to investors in understanding the Company's ability to generate operating cash flow by excluding from the calculation these non-cash amounts and cash amounts that are not indicative of the recurring performance of the underlying operations for the periods presented.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to the consolidated financial statements:

($ millions, except where noted)	Q4 2025	Q4 2024	2025	2024	2023
Earnings (loss) before income taxes	$ 519.7	$ 125.4	$ 969.8	$ 977.2	$ 128.2
Add:					
Depreciation	136.3	96.7	420.9	275.0	217.4
Finance costs	29.5	37.4	112.2	70.8	21.0
EBITDA	$ 685.5	$ 259.5	$ 1,502.9	$ 1,323.0	$ 366.6
Adjusting items:					
Unrealized (gain)/loss on non-hedge derivatives	19.1	(3.0)	26.7	(23.3)	(8.7)
NRV write-down/(reversal) of stockpiles/finished goods	—	—	—	—	3.2
Abnormal portion of operating costs at Essakane	—	—	—	—	13.5
Write-down of Jubilee property	—	—	—	—	1.3
Impairment charge (reversal)	—	—	12.2	(455.5)	—
Foreign exchange (gain)/loss	1.7	4.1	0.6	1.0	12.8
Gain on sale of Bambouk Assets	—	(34.1)	—	(34.1)	(109.1)
Insurance recoveries	—	—	—	(27.3)	(0.6)
Write-down of assets	—	1.2	2.6	1.4	1.3
Changes in estimates of asset retirement obligations at closed sites	4.0	(13.0)	8.0	(13.4)	9.7
Fair value of deferred consideration from sale of Sadiola	(0.5)	(0.4)	(2.0)	(1.8)	4.3
Gain on sale of Pitangui and Acurui Projects	—	—	—	—	(15.5)
Gain on sale of royalties	—	—	(4.9)	—	—
Forfeiture of carbon fines inventory	—	—	—	—	13.5
Settlement of carbon fines matter	—	—	—	—	15.0
Severance costs	—	5.4	4.0	5.6	2.4
Other	0.3	(4.3)	0.4	5.0	5.4
Adjusted EBITDA	$ 710.1	$ 215.4	$ 1,550.5	$ 780.6	$ 315.1
Including discontinued operations:					
EBITDA – discontinued operations	$ —	$ —	$ —	$ —	$ 14.4
Adjusted items:					
Loss on sale of Rosebel	—	—	—	—	7.4
Severance costs	—	—	—	—	1.5
Write-down of assets	—	—	—	—	0.1
Adjusted EBITDA from discontinued operations	$ —	$ —	$ —	$ —	$ 23.4
EBITDA	$ 685.5	$ 259.5	$ 1,502.9	$ 1,323.0	$ 381.0
Adjusted EBITDA	$ 710.1	$ 215.4	$ 1,550.5	$ 780.6	$ 338.5

Adjusted Net Earnings (Loss) Attributable to Equity Holders

Adjusted net earnings (loss) attributable to equity holders represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. This measure is not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS. Management believes this measure better reflects the Company's performance for the current period and is a better indication of its expected performance in future periods. As such, the Company believes that this measure is useful to investors in assessing the Company's underlying performance. The following table provides a reconciliation of earnings (loss) before income taxes and non-controlling interests as per the consolidated statements of earnings (loss) to adjusted net earnings (loss) attributable to equity holders of the Company.

($ millions, except where noted)	Q4 2025	Q4 2024	2025	2024	2023
Earnings (loss) before income taxes and non-controlling interests	$ 519.7	$ 125.4	$ 969.8	$ 977.2	$ 128.2
Adjusting items:					
Unrealized gain/(loss) on non-hedge derivatives	19.1	(3.0)	26.7	(23.3)	(8.7)
NRV write-down/(reversal) of stockpiles/finished goods	—	—	—	—	3.4
Abnormal portion of operating costs at Essakane	—	—	—	—	14.5
Write-down of Jubilee property	—	—	—	—	1.3
Gain on sale of Pitangui and Acurui Projects	—	—	—	—	(15.5)
Other finance costs	(2.9)	0.6	5.4	4.2	7.9
Impairment charge (reversal)	—	—	12.2	(455.5)	—
Foreign exchange (gain)/loss	1.7	4.1	0.6	1.0	12.8
Gain on sale of Bambouk Assets	—	(34.1)	—	(34.1)	(109.1)
Insurance recoveries	—	—	—	(27.3)	(0.6)
Write-down of assets	—	1.2	2.6	1.4	1.3
Changes in estimates of asset retirement obligations at closed sites	4.0	(13.0)	8.0	(13.4)	9.7
Fair value of deferred consideration from sale of Sadiola	(0.5)	(0.4)	(2.0)	(1.8)	4.3
Gain on sale of royalties	—	—	(4.9)	—	—
Prepayment premium on second lien term loan	12.0	—	16.0	—	—
Forfeiture of carbon fines inventory	—	—	—	—	13.5
Settlement of carbon fines matter	—	—	—	—	15.0
Severance costs	—	5.4	4.0	5.6	2.4
Other	0.3	(4.3)	0.4	5.0	5.4
Adjusted earnings before income taxes and non-controlling interests	$ 553.4	$ 81.9	$ 1,038.8	$ 439.0	$ 85.8
Income taxes	(75.0)	(34.3)	(237.5)	(129.4)	(30.7)
Tax on foreign exchange translation of deferred income tax balances	(35.3)	9.9	(21.8)	10.8	(2.2)
Tax impact of adjusting items	0.8	4.6	(2.4)	3.8	0.6
Non-controlling interests	(38.1)	(4.9)	(67.9)	(28.2)	(8.8)
Adjusted net earnings (loss) attributable to equity holders	$ 405.8	$ 57.2	$ 709.2	$ 296.0	$ 44.7
Adjusted net earnings (loss) per share attributable to equity holders	$ 0.70	$ 0.10	$ 1.23	$ 0.55	$ 0.09
Including discontinued operations:					
Net earnings (loss) before income tax and non-controlling interest – discontinued operations	$ —	$ —	$ —	$ —	$ 14.3
Adjusted items:					
Loss on sale of Rosebel	—	—	—	—	7.4
Severance costs	—	—	—	—	1.5
Write-down of assets	—	—	—	—	0.1

Adjusted earnings before income taxes and non-controlling interests – discontinued operations	$	—	$	—	$	—	$	—	$	23.3
Income taxes		—		—		—		—		(8.0)
Non-controlling interests		—		—		—		—		(0.7)
Adjusted net earnings attributable to equity holders – discontinued operations	$	—	$	—	$	—	$	—	$	14.6
Adjusted net earnings per share attributable to equity holders – discontinued operations	$	—	$	—	$	—	$	—	$	0.03
Adjusted net earnings (loss) attributable to equity holders	$	405.8	$	57.2	$	709.2	$	296.0	$	59.3
Adjusted net earnings (loss) per share attributable to equity holders	$	0.70	$	0.10	$	1.23	$	0.55	$	0.12
Basic weighted average number of common shares outstanding (millions)		577.7		571.3		575.1		539.8		480.6

Net Cash from Operating Activities before Changes in Working Capital

The Company makes reference to net cash from operating activities before changes in working capital which is calculated as net cash from operating activities less working capital items and non-current ore stockpiles. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories. Management believes that this non-GAAP measure, which excludes these non-cash items, provides investors with the ability to better evaluate the operating cash flow performance of the Company.

The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities:

($ millions, except where noted)		Q4 2025		Q4 2024		2025		2024		2023
Net cash from operating activities	$	701.7	$	102.6	$	1,142.6	$	486.0	$	144.0
Adjusting items from working capital items and non-current ore stockpiles:										
Receivables and other current assets		(35.7)		20.9		11.9		45.6		(18.0)
Inventories and non-current ore stockpiles		63.8		20.3		105.9		51.4		76.6
Accounts payable and accrued liabilities		(38.2)		(16.6)		(56.0)		17.4		(43.7)
Net cash from operating activities before changes in working capital – continuing operations	$	691.6		127.2	$	1,204.4		600.4		158.9
Net cash from operating activities before changes in working capital – discontinued operations	$	—	$	—	$	—	$	—	$	21.9
Net cash from operating activities before changes in working capital	$	691.6	$	127.2	$	1,204.4	$	600.4	$	180.8

Mine-Site Free Cash Flow

Mine-site free cash flow is calculated as cash flow from mine-site operating activities less capital expenditures from operating mine sites. The Company believes this measure is useful to investors in assessing the Company's ability to operate its mine sites without reliance on additional borrowing or usage of existing cash.

Three months ended December 31, 2025

($ millions, except where noted)		Côté Gold		Westwood		Essakane		Corporate & other		Total
Net cash from operating activities	$	241.8	$	106.1	$	367.2	$	(13.4)	$	701.7
Add:										
Operating cash flow used by non-mine site activities		—		—		—		13.4		13.4
Cash flow from operating mine-sites	$	241.8	$	106.1	$	367.2		—	$	715.1
Capital expenditures		44.8		16.9		26.8		—		88.5
Less:										
Capital expenditures from corporate and development projects		—		—		—		—		—
Capital expenditures from operating mine-sites	$	44.8	$	16.9	$	26.8		—	$	88.5
Mine-site cash flow	$	197.0	$	89.2	$	340.4		—	$	626.6

Three months ended December 31, 2024

($ millions, except where noted)		Côté Gold		Westwood		Essakane		Corporate & Other		Total
Net cash from operating activities	$	61.8	$	60.0	$	76.3	$	(95.5)	$	102.6
Add:										
Operating cash flow used by non-mine site activities		—		—		—		95.5		95.5
Cash flow from operating mine-sites	$	61.8	$	60.0	$	76.3	$	—	$	198.1
Capital expenditures		44.9		18.7		56.3		0.5		120.4
Less:										
Capital expenditures from construction and development projects and corporate		—		—		—		(0.5)		(0.5)
Capital expenditures from operating mine-sites	$	44.9	$	18.7	$	56.3	$	—	$	119.9
Mine-site cash flow	$	16.9	$	41.3	$	20.0	$	—	$	78.2

Liquidity and Net Cash (Debt)

Liquidity is defined as cash and cash equivalents, short-term investments and the credit available under the Credit Facility. Net cash (debt) is calculated as cash, cash equivalents and short-term investments less long-term debt, lease liabilities and the drawn portion of the Credit Facility. The Company believes this measure provides investors with additional information regarding the liquidity position of the Company.

($ millions, except where noted)		December 31 2025		December 31 2024		December 31 2023
Cash and cash equivalents	$	421.9	$	347.5	$	367.1
Short-term investments		1.0		1.0		—
Available Credit Facility		445.7		418.5		387.0
Available Liquidity	$	868.6	$	767.0	$	754.1

($ millions, except where noted)		December 31 2025		December 31 2024		December 31 2023
Cash and cash equivalents	$	421.9	$	347.5	$	367.1
Short-term investments		1.0		1.0		—
Lease liabilities		(112.0)		(124.2)		(121.3)
Long-term debt[1]		(651.0)		(1,072.1)		(857.3)
Drawn letters of credit issued under Credit Facility		(4.3)		(11.5)		(38.0)
Net cash (debt)	$	(344.4)	$	(859.3)	$	(649.5)

1.Includes principal amount of the Notes of $450.0 million, Term Loan of $nil, Credit Facility of $200.0 million and equipment loan of $1.0 million (December 31, 2024 – $450.0 million, $400.0 million, $220.0 million, and $2.1 million, respectively, December 31, 2023 – $450.0 million, $400.0 million, $nil, and $7.3 million, respectively). Excludes deferred transaction costs and embedded derivatives on the Notes and Term Loan.

CONSOLIDATED BALANCE SHEETS

(Audited) (In millions of U.S. dollars)		December 31, 2025		December 31, 2024
Assets				
Current assets				
Cash and cash equivalents	$	421.9	$	347.5
Receivables and other current assets		79.6		48.9
Inventories		377.0		271.9
Assets held for sale		25.2		—
		903.7		668.3
Non-current assets				
Property, plant and equipment		4,162.8		4,269.4
Exploration and evaluation assets		396.1		79.6
Restricted cash		71.0		68.4
Inventories		194.8		153.0
Other assets		124.1		135.7
		4,948.8		4,706.1
	$	5,852.5	$	5,374.4
Liabilities and Equity				
Current liabilities				
Accounts payable and accrued liabilities	$	329.1	$	264.8
Income taxes payable		99.6		62.7
Current portion of provisions		5.1		14.5
Current portion of lease liabilities		32.3		28.8
Current portion of long-term debt		1.0		1.0
Current portion of deferred revenue		—		151.1
Other current liabilities		50.0		27.7
		517.1		550.6
Non-current liabilities				
Deferred income tax liabilities		52.6		14.0
Provisions		308.3		285.1
Lease liabilities		79.7		95.4
Long-term debt		648.8		1,027.9
Other liabilities		0.1		0.7
		1,089.5		1,423.1
		1,606.6		1,973.7
Equity				
Attributable to equity holders				
Common shares		3,383.8		3,070.6
Contributed surplus		(27.4)		57.6
Retained earnings		872.6		259.4
Accumulated other comprehensive income (loss)		(37.6)		(50.9)
		4,191.4		3,336.7
Non-controlling interests		54.5		64.0
		4,245.9		3,400.7
Commitments				
Subsequent events				
	$	5,852.5	$	5,374.4

Refer to Q4 2025 Financial Statements for accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(Audited)		Years ended December 31,	
(In millions of U.S. dollars, except per share amounts)		2025	2024
Revenues	$	2,852.8 $	1,633.0
Cost of sales		(1,646.6)	(1,083.1)
Gross profit (loss)		1,206.2	549.9
General and administrative expenses		(58.4)	(48.9)
Exploration expenses		(27.2)	(21.7)
Impairment reversal (charge), net		(12.2)	455.5
Other income (expenses)		(14.8)	9.2
Earnings (loss) from operations		1,093.6	944.0
Finance costs		(112.2)	(70.8)
Foreign exchange gain (loss)		(0.6)	(1.0)
Gain on sale of Bambouk assets		—	34.1
Interest income, derivatives and other investment gains (losses)		(11.0)	70.9
Earnings (loss) before income taxes		969.8	977.2
Income tax expense		(237.5)	(129.4)
Net earnings (loss)	$	732.3 $	847.8
Net earnings (loss) attributable to:			
Equity holders	$	664.4 $	819.6
Non-controlling interests		67.9	28.2
Net earnings (loss)	$	732.3 $	847.8
Attributable to equity holders			
Weighted average number of common shares outstanding (in millions)			
Basic		575.1	539.8
Diluted		581.7	545.9
Basic earnings (loss) per share	$	1.16 $	1.52
Diluted earnings (loss) per share	$	1.14 $	1.50

Refer to Q4 2025 Financial Statements for accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31,	
(In millions of U.S. dollars)		2025	2024
Operating activities			
Net earnings (loss)	$	732.3 $	847.8
Adjustments for:			
Depreciation expense		420.9	275.0
Impairment (reversal) charge		12.2	(455.5)
Gain on sale of Bambouk assets		—	(34.1)
Deferred revenue recognized		(154.3)	(235.7)
Income tax expense		237.5	129.4
Derivative (gain) loss		29.8	(20.4)
Finance costs		112.2	70.8
Other non-cash items		2.0	(60.2)
Adjustments for cash items:			
Proceeds from gold prepayment arrangement		—	119.3
Proceeds from insurance claim		—	27.3
Settlement of derivatives		(2.6)	(2.9)
Disbursements related to asset retirement obligations		(14.1)	(2.9)
Other		—	(2.1)
Movements in non-cash working capital items and non-current ore stockpiles		(61.8)	(114.4)
Cash from operating activities, before income taxes paid		1,314.1	541.4
Income taxes paid		(171.5)	(55.4)
Net cash from (used in) operating activities		1,142.6	486.0
Investing activities			
Capital expenditures for property, plant and equipment		(293.5)	(558.6)
Capitalized borrowing costs		(34.6)	(77.8)
Acquisitions of Northern Superior and Orbec		(30.8)	—
Proceeds from sale of Bambouk assets		—	35.5
Other investing activities		(19.4)	18.5
Net cash from (used in) investing activities		(378.3)	(582.4)
Financing activities			
Net proceeds from issuance of shares		3.9	287.5
Repurchase of shares under the Normal Course Issuer Bid ("NCIB")		(50.0)	—
Proceeds from credit facility		130.0	280.0
Repayment of credit facility		(150.0)	(60.0)
Repayment of second lien term loan		(416.0)	—
Dividends paid to non controlling interests		(128.3)	(18.0)
Net funding from (payment to) Sumitomo Metal Mining Co. Ltd.		—	(332.5)
Interest paid		(64.6)	(13.8)
Other financing activities		(34.4)	(59.9)
Net cash from (used in) financing activities		(709.4)	83.3
Effects of exchange rate fluctuation on cash and cash equivalents		19.5	(7.0)
Increase (decrease) in cash and cash equivalents - all operations		74.4	(20.1)
Decrease (increase) in cash and cash equivalents - held for sale		—	0.5
Increase (decrease) in cash and cash equivalents		74.4	(19.6)
Cash and cash equivalents, beginning of the year		347.5	367.1
Cash and cash equivalents, end of the year	$	421.9 $	347.5

Refer to Q4 2025 Financial Statements for accompanying notes.

QUALIFIED PERSON AND TECHNICAL INFORMATION

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Marie-France Bugnon, P.Geo., Vice President, Exploration, IAMGOLD. Ms. Bugnon is a "qualified person" as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

Christine Beausoleil, P.Geo. (Senior Director, Mining Geology, IAMGOLD Corporation), is the qualified person responsible for the review and approval of all mineral resource estimates contained herein, as at December 31, 2025. Adrienne Rispoli, P. Eng. (Senior Director, Mining and Integrated Planning, IAMGOLD Corporation), is the qualified person responsible for the review and approval of all mineral reserve estimates contained herein, as at December 31, 2025.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All information included or incorporated by reference in this MD&A, including any information as to the Company's vision, strategy, future financial or operating performance and other statements that express management's expectations or estimates of future performance or impact, including statements in respect of the prospects and/or development of the Company's projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements are generally identifiable by the use of words such as "may", "will", "should", "would", "could", "continue", "expect", "budget", "aim", "can", "focus", "forecast", "anticipate", "estimate", "maintain", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "cover", "strategy", "during", "ongoing", "subject to", "future", "objectives", "opportunities", "committed", "prospective", "likely", "progress", "strive", "sustain", "effort", "extend", "remain", "pursue", "predict", or "project" or the negative of these words or other variations on these words or comparable terminology.

In particular, forward-looking statements in this MD&A include, without limitation, those under the headings "About IAMGOLD", "Highlights", "Outlook", "Environmental, Social and Governance", "Operations", "Financial Condition" and "Quarterly Financial Review" and include, but are not limited to, statements with respect to: the estimation of mineral reserves and mineral resources and the realization of such estimates; operational and financial performance including the Company's guidance for and actual results of production, ESG performance, costs and capital and other expenditures such as exploration and including depreciation expense and effective tax rate; long-term value and capital allocation; the updated life-of-mine plan, ramp-up assumptions and other project metrics including operating costs in respect to the Côté Gold Mine; expected production of the Côté Gold Mine; expected benefits from the operational improvements and de-risking strategies implemented or to be implemented by the Company; mine development activities; the Company's capital allocation and liquidity; the composition of the Company's portfolio of assets including its operating mines, development and exploration projects; the sale of its Malian asset; permitting timelines and the expected receipt of permits; inflation, including global inflation and inflationary pressures; global supply chain constraints; environmental verification, biodiversity, including commitments related thereto and social development projects; plans, targets, proposals and strategies with respect to sustainability, including third party data on which the Company relies, and their implementation; commitments with respect to sustainability and the impact thereof; commitments with respect to greenhouse gas emissions and energy transition; commitments related to social performance, including commitments in furtherance of Indigenous relations; the ability to secure alternative sources of consumables of comparable quality and on reasonable terms; workforce and contractor availability, labour costs and other labour impacts; the future price of gold and other commodities; equity financings, foreign exchange rates and currency fluctuations; financial instruments; hedging strategies; impairment assessments and assets carrying values estimates; safety and security concerns in the jurisdictions in which the Company operates and the impact thereof on the Company's operational and financial performance and financial condition; and government regulation of mining operations.

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this MD&A with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of precious metals, other minerals and key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.

Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the Company's business strategies and its ability to execute thereon; the development and execution of implementing strategies to meet the Company's sustainability vision and targets; security risks, including civil unrest, war or terrorism and disruptions to the Company's supply chain and transit routes as a result of such security risks, particularly in Burkina Faso and the Sahel region surrounding the Company's Essakane mine; the availability of labour and qualified contractors; the availability of key inputs for the Company's operations and disruptions in global supply chains; tariffs and increase costs of supplies and equipment; the volatility of the Company's securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company's operations; unexpected geological conditions; competition and consolidation in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold, and commodities used in the operation of the Company's business (including, but not limited to diesel, fuel oil and electricity); legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business, including the imposition of tariffs by the United States on Canadian products; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for transactions, exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the Company's ability to execute on de-risking activities and measures to improve operations; availability of specific assets to meet contractual obligations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure and/or the effectiveness of contractors to perform; risks relating to acquisitions and divestitures; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment (including greenhouse gas emission reduction and other energy transition requirements; the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather conditions at mine sites; disruptions from weather related events resulting in limited or no productivity such as forest fires, severe storms, flooding, drought, heavy snowfall, poor air quality, and extreme heat or cold; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements and/or collective bargaining agreements may not be agreed to; the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases, pandemics, or other public health emergencies; and the inherent risks involved in the exploration, development and mining business generally. Please see the Company's AIF available on SEDAR+ at www.sedarplus.ca or Form 40-F available on EDGAR at www.sec.gov/edgar for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.